Exhibit 99.1: Quarterly Report followed by Non-Consolidated Statements
QUARTERLY REPORT
(For the 40th Fiscal Year: From January 1, 2007 to March 31, 2007)
THIS IS THE TRANSLATION OF THE BUSINESS REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIAL STATEMENTS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.
(POSCO LOGO)

QUARTERLY REPORT
(For the 40th Fiscal Year: From January 1, 2007 to March 31, 2007)
To: Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the QUARTERLY REPORT for the 40th Fiscal Year in accordance with the item 3 of Article 186 of the Securities & Exchange Law.

Ku-Taek Lee
CEO and Representative Director
POSCO
1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong-Hee Lee
Chief Financial and Accounting Officer
Senior Executive Vice President
POSCO
Tel) 82-2-3457-0074

CONTENTS
Chapter
I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

V.	Others
Attachment       Auditor’s Review Report

I. Overview
1. Purpose of the Company
     A. Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products

b. To engage in harbor loading and unloading, transportation and warehousing businesses

c. To engage in the management of professional athletic organizations	No engagement in this business during this Quarter

d. To engage in the supply of LNG and Power generation, and as well as in the distribution business thereof and in the resources development business thereof and in the resource development business	No engagement in this business during this Quarter

e. To engage in leasing of real estate and distribution businesses

f. To engage in the supply of district heating business

g. To engage in marine transportation, processing and sales of minerals within or outside of Korea

h. To engage in educational service and other services related to business

i. To engage in manufacture, process and sale of non-ferrous metal

j. To engage in all other conducts, activities or businesses related, directly or indirectly to the attainment and continuation of the aforementioned purposes.
     B. Businesses engaged by the subsidiaries and affiliates

Items	Details
Pohang Coated Steel : Manufacturing and sales of coated steel sheets

POSCO Specialty Steel Co. : Production & sales of steel bars and steel pipes

POSCON : Manufacturing and sales of electric controlling devices

POSREC : Manufacturing and sales of blast furnaces and refractory bricks

POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment

Items	Details
POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment

POSCO E&C : Construction and engineering

POS A.C. Architects & Engineering : Construction design, Construction Management

POSCO Steel Service & Sales Co.,Ltd : Steel product sales and general trading

POSDATA : Information and communication service

Seung Kwang : Development and operation of athletic facilities

POSCO Research Institute : Research, consulting etc

POSTECH Technology Capital Co. : Finance for New Technology

POSCO Terminal Co., Ltd : Marine logistics Services, Warehousing business

POSMATE Co., Ltd. : Leasing & Management of real estate

Samjung P&A Co., Ltd : Product packing, Manufacturing and Sales of Aluminum

POSCO Power Corporation : Generation of Electricity etc

Postech Energy Fund: Investment Business of New Technology

Metapolis Co.,Ltd: Real estate Development
• The subsidiaries and affiliates listed above are subject to the consolidated financial statement of the Company.
- Criteria:
(1)	The Company shall be the largest shareholder with more than 50% or more than 30% ownership of the outstanding shares.

(2)	The Company must have an actual controlling power. (voting rights, etc.)

(3)	The asset size of the previous fiscal year or the initial establishment paid-in capital is over 7 billion Korean won.
• Addition of an affiliated company: Metapolis Co., Ltd.

• Change of the company name: Changwon Specalty Steel Co. → POSCO Specialty Steel Co.(Feb. 2007)
C. Businesses the company plans to engage in
     [None]
2. Business Organization
     A. Highlights of the Company’s Business Organization
(1) Historical highlights and changes since establishment
(a) Date of establishment: April 1, 1968

(b) Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea
(c) Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates Seven overseas offices (Kuala Lumpur, Jakarta, Dubai, Prague, European Union, Rio de Janeiro, Mexico) for the purpose of supporting international business
(d) Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established

April 1, 1970	1st stage construction of Pohang Works began

July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)

May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)

December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)

February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)

May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)

March 5, 1985	1st stage construction of Gwangyang Works begun

May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)

June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)

July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)

October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)

December 9, 1993	ISO 9002 certification acquired

October 14, 1994	New York Stock Exchange (NYSE) listing

October 27, 1995	London Stock Exchange(LSE) listing

March 14, 1997	Introduced Outside Directors system

August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed

March 31, 1999	Completed construction of #5 Blast Furnace (28.0 million ton in annual crude steel production)

October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO

July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system

March 15, 2002	Adopted new company name “POSCO”

April 30, 2003	Completion of #3 STS plant

June 2, 2003	Declared POSCO Code of Ethics

November 7, 2003	Establishment of POSCO-China

June 17, 2004	Construction started for hydro forming plant in Gwangyang (annual production Capacity of 200 thousand units)

August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)

September 6, 2004	The Gwangyang No. 6 Continuous Galvanizing Line (CGL) Construction Started(annual production capacity of 0.4 million tons)

October 15, 2004	Establishment of POSCO-JAPAN

June 22, 2005	Signing of MOU to Establish an Integrated Steel Mill in India

July 4, 2005	Completion of Gwangyang LNG Terminal

July 27, 2005	Completion of the Rationalization of #2 Plate plant

August 25, 2005	Establishment of POSCO-India Private Limited

September 2, 2005	Completion of the Gwangyang No. 5 CGL(annual production capacity of 0.45 million ton)-MCL(annual production capacity of 0.25 million ton)

September 8, 2005	Establishment of POSTF (POSCO TJ Park Foundation)

September 21, 2005	Completion of TWB No. 5, 6 Line (Annual Production Capacity of 5.5 million sheets)

October 2~5, 2005	POSCO was the host to the 39th IISI (International Iron and Steel Institute) annual conference in Seoul

November 22, 2005	Tokyo Stock Exchange(TSE) listing

June 30, 2006	Completion of the Gwangyang No. 6 Continuous Galvanizing Line(CGL) (Capacity for Automotive Flat Products of 6.5 million)

August 4, 2006	EuroBond Issuance (300 million dollar)

August 23, 2006	Expansion of the Gwangyang TWB(Tailor Welded Blanks)

August 31, 2006	Construction of Magnesium Sheet Factory(annual production capacity of 30 million ton) in Heilongjiang, China

September 1, 2006	Establishment of POSCO-Thailand (Incorporated with POS-Thai and Bangkok office)

November 22, 2006	Completion of integrated stainless steel mill in Zhangjiagang, China (annual production capacity of 0.8 million ton)

February 23, 2007	Re-election of Lee, Ku-Taek as Chief Executive Officer
(e) Changes in the largest shareholder
-	From ‘SK Telecom’ to ‘National Pension Corporation’

-	Date of Disclosure: January 30, 2007

-	Others: Refer to the disclosure of the change of the largest shareholder (January 30, 2007)

(f) Changes of Business Purposes

• 1984:	Harbor loading & unloading transportation and warehouse businesses Management of professional athletic organizations

• 1992:	Scientific agriculture and its spread added to business purposes

• 1994:	Real estate leasing and distribution added to business purposes

• 1995:	‘Scientific agriculture and its spread’ deleted from business purposes.
‘Supply of LNG and power generation and as well as in the distribution’ added to business purposes

• 2001:	Supply of district heating business added to business purposes

• 2002:	Marine transportation processing and sales of minerals within or outside Korea added to business purposes.

• 2006:	Educational service and other services related to business added to business purposes.

• 2007:	‘Manufacture, process and sale of non-ferrous metal’ and ‘Resources development business’ added to business purposes
(2) Change of the Company Name
•	Pohang Iron & Steel Co. Ltd. à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)
(3) Merger, Acquisition and Handover of Businesses
     [None]
(4) Major Changes in Production Facilities
- No changes of Production Facilities in terms of production capacity in 1Q 2007 fiscal year
[Refer to II. Business, 3. Production and Facilities, A. Production Capacity]
(5) Important Developments Related with Business Operation
[Refer to II. Business, 1. Current Situation of POSCO, Current Situation and Prospect of New Business]

     B. POSCO Business Group
(1) Name of Business Group: POSCO
(2) Companies Belonging to Large Business Groups
     POSCO, Pohang Coated Steel, POSDATA, POSREC, Samjung P&A Co.Ltd ,Seung Kwang, POS-AC, POSCO E&C, POSCO Research Institute, POSCON, POSCO Steel Service & Sales Co.Ltd, POSCO Specialty Steel, POSCO Machinery Engineering, POSCO Machinery Co., POSCO Terminal Co. Ltd., POSTECH Capital Co., MetapolisCo. Ltd., POSMATE Co., Ltd., POSCO Power Corporation, SNNC Co., Ltd. PHP, POSBRO, Suwon Green Environment Ltd.
•	Addition of an affiliated company: POSBRO(January, 2007), PHP(February, 2007), Suwon Green Environment Ltd.(March, 2007)

•	Disaffiliation of an affiliated company: Seomyeon Development Co. Ltd.(February, 2007)
• Change in companies belonging to large business groups after 1Q 2007 fiscal year
- Disposal by sale of Pohang Coated Steel’s equities
  : 588,000 shares (9.8% of Pohang coated steel’s outstanding shares)
(3) Related laws and regulations
     - POSCO designated Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for its subsidiaries and affiliated companies.(only applied to its domestic subsidiaries and affiliates)
          Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the Monopoly Regulation and Fair Trade Act)

d.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

e.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)

     3. Equity Capital
     A. New Issuance of Registered Form Common Stock with Face Value of Won 5,000
•	No new issuance of registered form Common Stock in recent three years.
     B. Convertible Bonds
          [None]
     C. Bonds with Warrant
          [None]
4. Other information regarding Shares
     A. Total Number of Shares
(As of March 31, 2007)

Authorized Shares	Outstanding Shares
200,000,000	87,186,835
☐ Par value: Won 5,000 per share
B. Outstanding Shares
(As of March 31, 2007)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175
•	Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000) are not the same because of stock cancellation
     C. Treasury Stock Holding and Cancellation
          (1) Treasury Stock Holding and Cancellation
(Shares, As of March 31, 2007)

Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,022,466	2,044,244	—	—	9,066,710
Special Money Trust		2,571,427	30,000	—	—	2,601,427
Sub Total		9,593,893	2,074,244	—	—	11,668,137
•	Changes in treasury stock holding and cancellation after 1Q 2007 fiscal year

-	Direct Repurchase (April 1~April 17, 2007): 571,361 shares

-	Disposal of shares in the Special Money Trust (April 30, 2007): 872,000 shares

-	Treasury Stock Specific Money Trust Contract Renewal (May 12, 2007~May 11, 2008) : 454,800 million won (NongHyup, ShinHan Bank, DaeGu Bank)
     (2) Stock Cancellations by profit
          [None]
     (3) Treasury Stock purchased under the Special Money Trust Contract
(Unit: KRW)

Items	Beginning	Increased	Decreased	Balance
Special Money Trust	550,000,000,000	—	—	550,000,000,000
•	Renewal of Treasury Stock Special Money Trust Contract (April 26,2007)
- NongHyup, ShinHan Bank, DaeGu Bank
D. Shares held by ESOA (Employee Stock Ownership Association)
(Shares, As of March 31, 2007)

Type	Beginning	Balance
Registered Common	4,170,707	4,047,527
Total	4,170,707	4,047,527
E. Voting Rights
(Shares, As of March 31, 2007)

	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	*11,668,137	Treasury Stock
3. Shares with voting rights	75,518,698
• Changes in treasury stock holding and cancellation after 1Q 2007 fiscal year
-	Direct Repurchase (April 1~April 17, 2007): 571,361 shares

-	Disposal of shares in the Special Money Trust (April 30, 2007): 872,000 shares

-	Treasury Stock Specific Money Trust Contract Renewal (May 12, 2007~May 11, 2008) : 454,800 million won (NongHyup, ShinHan Bank, DaeGu Bank)
F. Earnings and Dividend for The Past Three Fiscal Years
(Unit: Million Won)

	The 1Q 40th	The 39th	The 38th
Net Profit	982,305	3,206,605	3,994,565
EPS (Won)	12,759	40,748	50,438
Profit available for dividend	—	17,133,466	14,907,552
Cash Dividend Paid	—	621,119	638,445
Pay-out Ratio	—	19.4%	16.0%
Dividend per share (Won)	—	8,000	8,000
Dividend Yield	—	2.56%	3.87%

II. Business (Manufacturing)
1. Current Situation of POSCO
     (1) Market Share
(Unit: million tons, %)

	Annual for		Annual for		Annual for
	the 1Q 40th Fiscal Year		the 39th Fiscal Year		the 38th Fiscal Year
Category	(2007.1Q)	Market share	(2006)	Market share	(2005)	Market share
Crude steel production	12.6	100	48.4	100	47.8	100
POSCO	7.6	60	30.1	62	30.5	64
Others	5.0	40	18.3	38	17.3	36
(2) Characteristics of the Steel Market
-	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries.

-	Domestic sales represented 70% and export sales represented 30% of our total sales volume. (Major Export markets: China, Japan and east south Asia).

-	The company also maintains a made-to-order supply system and 70% level of direct transaction based on actual demand to secure stable business operation.
(3) Current Situation and Prospect of New Businesses
°	Establishment of Steelworks in India

-	POSCO entered into a Memorandum of Understanding with Government of Orissa on 22nd of June, 2005 to construct an integrated steelworks and infrastructure necessary for the integrated steelworks and to develop iron ore captive mines.

-	Establishment of POSCO-India Private Limited (’05.8.25)

-	Purchasing 1,135 acre gov’t land in principle approval of SEZ by central government (`06.9)

-	Equity participation on railroad construction project (`06.10)

-	Prospecting licence applied, approved and recommended to central government (`06.12)

-	Announcement the support by central and local government (`07.4)

o	Future Plan
-	1st phase of integrated steelworks (4 million ton per annum) is planned to be constructed by the end of 2010.

-	After the first phase, POSCO plans to expand the plant’s capacity to twelve million tons.
o	Expected investment cost
-	1st Phase (4 million ton per annum Integrated steelworks base): USD 3.7 billion

-	Final (12 million ton per annum integrated steelworks base): USD 12 billion
2. Key Products and Raw Materials
A. Current Situation of Key Products
(Unit: one hundred million won)

Business	Source of
area	sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	20,947 (37%)

		Cold rolled products	Automobiles, Electronic appliances, etc.		20,069 (35%)

		STS	Silverware, steel pipe, etc.		15,295 (27%)

	Others	Byproducts, etc.	Raw material for cement, etc.		759 ( 1%)

	Sales Discount				- 60 (-0%)

		Total			57,010 (100%)

B. Price Trends of Key Products
(Unit: thousand won/ton)

		Annual for the 1Q 40th	Annual for the 39th	Annual for the 38th
		Fiscal Year	Fiscal Year	Fiscal Year
Items		(Jan. 1~Mar.31, 2007)	(Jan. 1~Dec.31, 2006)	(Jan. 1~Dec.31, 2005)
Hot-rolled	Domestic	555	553	610
Product	Export	543	515	611

Cold-rolled	Domestic	667	645	719
Product	Export	664	607	728

(1) Criteria for Calculation
•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight
(2) Factors of Price Fluctuations
•	Increase in domestic prices and export prices in tune with rising raw materials price and international price tendency.
C. Current Situation of Major Raw Materials
(Unit: million won)

				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel	Raw materials	Iron ore	Iron ore for blast	619,122	BHPB of Australia, Rio
production			furnaces	(22.3%)	Tinto, CVRD of Brazil

		Coal	Coking coal: Heat	522,681	BMA of Australia,
			source for blast	(18.8%)	Rio Tinto,
			furnaces,		EVCC of Canada
			Redundant
			Smokeless coal:
			Sintering fuel

		Iron	Iron material for	92,354	Carbon steel scrap iron,
		materials	steelmaking	(3.3%)	HBI, cold pig iron, etc.

		STS	Key materials for	1,173,265	Nickel, Fe-Cr,
		materials	STS production	(42.2%)	STS scrap iron, etc.

		Ferro	Sub materials for	322,379	Alloy iron, Nonferrous
		materials	ironmaking,	(11.6%)	metal, Claus etc.
		Other raw	steelmaking
		materials

		Limestone,	Submaterials for	49,530	Limestone, manganese,
		other	ironmaking,	(1.8%)	fluorite
		minerals	steelmaking

Total				2,779,331

D. Price Trends of Key Materials
(Unit: won/ton)

Category	The 1Q 40th Fiscal Year	The 39th Fiscal Year	The 38th Fiscal Year
Iron ore	57,000	54,000	46,000
Coal	99,000	109,000	117,000
Scrap iron	283,000	248,000	291,000
Nickel	36,692,000	21,227,000	15,795,000
(1) Criteria for Calculation
The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)
(2) Key Factors in Price Fluctuations
A. Iron ore

	(2005)		(2006)		(2007.1Q)

Trend of purchase price (CFR):	$45/ton	à	$55/ton	à	$59/ton
B. Coal

	(2005)		(2006)		(2007.1Q)

Trend of purchase price (CFR):	$114/ton	à	$111/ton	à	$104/ton
C. Scrap iron

	(2005)		(2006)		(2007.1Q)

Trend of purchase price (CIF):	$275/ton	à	$254/ton	à	$299/ton
D. Nickel

	(2005)		(2006)		(2007.1Q)

Trend of LME price (CIF):	$15,230/ton	à	U$21,654/ton	à	U$38,529/ton
3. Production and Facilities
A. Production capacity

(Unit: Thousand Ton)

Items	The 1Q 40th Fiscal Year	The 39th Fiscal Year	The 38th Fiscal Year
Pohang Works	3,325	13,300	13,300
Gwangyang Works	4,175	16,700	16,700
Total	7,500	30,000	30,000
B. Production and Capacity Utilization Rate

(1) Production	(Unit: Thousand Ton)

Items		The 1Q 40th FY	The 39th FY	The 38th FY
Crude Steel	Pohang	3,244	12,600	13,357
	Gwangyang	4,308	17,453	17,188
Subtotal		7,552	30,053	30,545
HR Products	Pohang	880	2,513	3,069
	Gwangyang	1,114	6,255	6,696
CR Products	Pohang	201	1,113	1,215
	Gwangyang	1,040	4,484	4,685
Coated Steel	Pohang	113	442	366
	Gwangyang	907	3,145	2,750
PO	Gwangyang	508	1,729	1,735
Electrical Steel	Pohang	207	668	748
Plate	Pohang	916	3,635	3,236
Wire Rod	Pohang	485	1,853	1,977
STS	Pohang	470	1,899	1,900
Others	Pohang	115	486	495
	Gwangyang	223	682	623
Total Products		7,179	28,904	29,495
Pohang		3,387	12,609	13,006
Gwangyang		3,792	16,295	16,489
(2) Capacity Utilization Rate for 1Q 2007 in terms of Crude Steel Production
(Unit: Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	3,325	3,244	97.6%
Gwangyang Works	4,175	4,308	103.2%
Total	7,500	7,552	100.7%
- Utilization Rate = Production/ Production Capacity.
C. Production Facilities

(1) Book Value of Fixed Assets	(Unit: Million Won)

		Beginning				Ending Book
Items		Book Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	385,621	—	☐23	—	385,598
	Building	980,762	54,797	☐6	17,472	1,018,081
	Structures	506,831	6,289	☐172	10,096	502,852
	Machinery & Equipment	3,282,912	353,856	☐777	166,568	3,469,423
	Vehicles	30,834	78	—	2,825	28,087
	Tools and Fixtures	14,127	1,231	☐22	1,804	13,532
	Furniture & Others	33,456	1,127	☐3	2,880	31,700
	Financial Lease Assets	—	11,466	—	159	11,307
Gwangyang	Land	466,730	—	—	—	466,730
	Building	867,967	624	Δ191	20,067	848,333
	Structures	749,723	1,872	Δ11	15,059	736,525
	Machinery & Equipment	2,311,831	67,934	Δ833	128,281	2,250,651
	Vehicles	1,810	18	—	533	1,295
	Tools and Fixtures	13,580	327	—	1,824	12,083
	Furniture & Others	8,440	75	—	895	7,620
(2) Major Capital Expenditures

(a) Investments under construction	(Unit: Hundred Million Won)

				Invested		Amount
			Total	Amount		to be
Items	Date	Project	Investment	(this year)		invested
Expansion	’04.08~’07.04	P)Construction of a FINEX plant	7,311	7,121	(176)	190
	’05.10~’07.12	P)Expansion COKE plant	2,774	1,733	(351)	1,041
	’06.09~’07.12	G)#2 Steel Making Dephosphorization furnace	1,949	481	(194)	1,468
	’05.11~’07.06	G)#1~4 Sinter Plant Sox, Nox reducing facility	1,746	1,438	(425)	308
	’06.05~’08.01	P)Installation of #2 Extremely Thick Heavy Plate production facility	1,150	227	(119)	923
	’05.12~’07.08	P)Installation #3 Plate heat treatment Furnace	1,096	773	(464)	323
Rationalization	’05.05~’07.07	P)2nd Repair of #3 blast furnace	2,562	2,474	(45)	88
/Replacement	’05.06~’07.12	G)Rationalization #3 Hot Strip	2,351	971	(39)	1,380
	‘06.09~’07.12	G)1st repair of #3 blast furnace	1,474	302	(14)	1,172
	‘06.11~’07.12	P)Automation of moving machinary in COKE plant	997	415	(255)	582
	’06.09~’07.12	G)Rationalization of #2 CGL	611	183	(74)	428
		Others	25,123	10,193	(1,885)	14,930
		Total	49,144	26,311	(4,041)	22,833

(b) Planned investments	(Unit: Hundred Million Won)

		Planned investments
Location	Project	The 40th FY	The 41st FY	The 42nd FY
Pohang	Improvement of #1 Steel Making Line and Mending of	—	1,774	3,548
	Energy Facilities (Steel Making and Continuous Casting)
	Improvement of #1 Steel Making Line and Mending of	707	2,627	1,201
	Energy Facilities (Energy and Land)
	Installation of Premium High EGL	78	919	—
	Improvement of #1 Steel Making Line and Mending of	—	92	185
	Energy Facilities (Billet)
	Others	14,051	10,167	14,492
Gwangyang	Capacity Expansion of #2 CR PCM	339	1,356	565
	Installation of #2 Continuous Casting Scarfing machine	64	445	—
	Rationalization of Slag Granulation Facilities (#2,3 BF)	43	292	30
	Capacity Improvement of #3 Coated EGL(2nd)	84	—	—
	Others	11,960	11,105	11,246
Total		27,326	28,777	31,267
☐	Planned Investments include Investments under Construction
4. Sales
A. Breakdown of Steel Product Sales
(Unit: Hundred Million Won)

		The 1Q 40th FY	The 1Q 39th FY	The 39th FY
Items		(`07.1.1~3.31)	(`06.1.1~3.31)	(`06.1.1~12.31)
Hot Rolled Products	Domestic	16,785	16,619	67,119
	Export	4,162	4,160	16,012
	Total	20,947	20,779	83,131
Cold Rolled Products	Domestic	11,789	10,655	43,673
	Export	8,280	6,772	28,250
	Total	20,069	17,427	71,923
Stainless Steel	Domestic	9,792	4,373	24,446
	Export	5,503	3,542	18,546
	Total	15,295	7,915	42,992
Others	Domestic	759	555	2,587
	Export	0	4	8
	Total	759	559	2,595
Subtotal	Domestic	39,125	32,202	137,825
	Export	17,945	14,478	62,816
	Total	57,070	46,680	200,641
Discount		Δ60	Δ43	Δ207
Total		57,010	46,637	200,434

B. Marketing organization, channel and strategy
(1) Organization
Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Export Dept., Plate Products Sales SCM Dept., Coated Steel Sales Dept., Electrical Steel Sales Dept., Stainless Steel Sales Dept., Stainless Steel Sales Development Dept., Stainless Steel Strategy Dept., Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Dept., Production Order & Process Dept., Product Technology Dept.
(2) Sales Channel
i)	Direct sales : POSCO sells directly to its customers

ii)	Indirect Sales
- Domestic market : Sales agents, e-sales or POSTEEL
- Overseas Market : General Trading Companies
(3) Sales Condition
- Domestic Sales : Credit sales based on production to order or cash
- Export Sales : Sales based on irrevocable Letter of Credit, Documents against Payments(D/P),
                                 Documents against Acceptance(D/A), Telegraphic Transfer (T/T)
(4) Sales strategies
o Reinforcement of global marketing
- Raise partnership with core customers
- Coordinate functions and roles of sales channel
- Reinforce market forecasting & corresponding power
o Promotion of Strategic Products
- Extention of Strategic Products and Core Strategic Products Sales
- Extention of development of High value steel new demand and Sales
o Enhancement of cost-competitiveness
- Setting up an optimal distribution system and improving service
- Enhance productivity and efficiency of inventory management
5. Related to the Derivatives
A. Currency Forward Contracts

[None]
B. Nickel Future Contracts
[None]
6. Important contracts
• Refer to 6-K other important facts
• Changes in important contracts after 1Q 2007 fiscal year (April 2007)
° Equity Purchase
- Hyundai Heavy Industries: 1,477 thousand shares, 1.9% of outstanding shares
- Union Steel: 1,005 thousand shares, 9.8% of outstanding shares
° Equity Disposal
- Pohang Coated Steel: 588 thousand shares, 9.8% of outstanding shares
7. Research & Development
A. R & D Organization

	Organization	Staff
In-house	Technology Development Department	88
	Environment &Energy Dept.	16
	Technical Research Laboratory (Group)	656
Independent	Research Institute of Industrial Science and Technology	358
	POSTECH	800
B. R&D Expenses
(Unit: Million Won)

	The 1Q 40th FY	The 39th FY	The 38th FY
Raw Materials	11,017	42,234	82,575
Labor cost	9,135	34,261	32,585
Depreciation	8,263	28,059	15,891
Subcontract	30,488	93,068	94,682
Other Expense	21,268	57,889	69,443
Total	80,171	255,511	295,176
(R&D/Sales Ratio)*100	1.4%	1.3%	1.4%

8. Other information for investment decision making
A. Funding from domestic market
(Unit: Million Won)

Source	Beginning	Increase (Decrease)		Ending Balance
From Money Market	45,100	200,000	(-)	245,100
Banks	—	200,000		200,000
Others	45,100	—		45,100
From Capital Market	1,000,000	—		1,000,000
Bond (private)	—	—		—
Bond (public)	1,000,000	—		1,000,000
Others	—	—		—
Total	1,045,100	200,000	(-)	1,245,100
• Changes in funding from domestic market after 1Q 2007 fiscal year
- Public Bond Issue: 500,000 millions won (May 11, 2007)
B. Funding from overseas
(Unit: Million Won)

Source	Beginning	Increase (Decrease)		Ending Balance
Financial Institutions	39,749	606		40,355
Bond	1,073,391	18,626		1,092,017
Equity	—	—		—
Others	—	—		—
Total	1,113,140	19,232	(-)	1,132,372
• Increase of funding from overseas is due to currency tranlation losses

III. Financial Statements
1. Summary of Unconsolidated Financial Statements
(Unit: million won)

Item	The 1Q 40th FY	The 39th FY	The 38th FY	The 37th FY	The 36th FY
[Current Assets]	7,529,429	7,870,885	8,399,476	7,741,578	5,327,843
Quick Assets	4,790,704	5,136,181	5,680,632	5,632,896	3,768,583
Inventories	2,738,725	2,734,704	2,718,844	2,108,682	1,559,260
[Fixed Assets]	19,486,386	18,491,988	15,807,474	13,625,482	13,078,757
Investments Assets	6,499,156	5,658,395	4,501,880	3,919,904	3,763,423
Tangible Assets	12,614,661	12,466,116	10,898,679	9,203,062	8,705,192
Intangible Assets	215,235	229,418	277,893	363,244	350,374
OtherAssets	157,334	138,059	129,022	139,272	259,768
Total Assets	27,015,815	26,362,873	24,206,950	21,367,060	18,406,600
[Current Liabilities]	2,358,756	1,746,904	3,776,633	3,221,400	2,528,218

Item	The 1Q 40th FY	The 39th FY	The 38th FY	The 37th FY	The 36th FY
[Fixed Liabilities]	2,947,960	2,824,311	919,860	2,035,816	2,920,385
Total Liabilities	5,306,716	4,571,215	4,684,948	5,257,216	5,448,603
[Common Stock]	482,403	482,403	482,403	482,403	482,403
[Capital Surplus]	3,934,587	3,934,588	3,879,300	3,771,283	3,707,587
[Capital Adjustments]	(-)2,437,356	(-)1,670,690	(-)959,205	(-)680,144	(-)838,169
[Accumulated Other Comprehensive Income]	468,824	301,463	(-)65,817	(-)327,837	(-)261,261
[Retained Earnings]	19,260,641	18,743,894	16,173,776	12,864,139	9,867,437
Total Shareholders’ Equity	21,709,099	21,791,658	19,510,457	16,109,844	12,957,997
Total Sales	5,701,005	20,043,409	21,695,044	19,792,478	14,359,329
Operating Profit	1,112,649	3,892,307	5,911,886	5,053,728	3,058,534
Net Income	982,305	3,206,605	3,994,565	3,826,016	1,980,572
2. Items to pay attention for use of Financial Statements
A. Principles to write Financial Statements
   The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.
B. Any violations against GAAP
(1) Violations, which need to amend Financial Statements
[None]
(2) Violations, which are not related with amendment of Financial Statements
[None]
3. Unconsolidated Financial Statements
A. Balance Sheet
Refer to the attached the review report as of March 31, 2007
B. Income Statements
Refer to the attached the review report as of March 31, 2007
C. The Note in the Financial Statement
Refer to the auditor’s note in financial statement
D. The Financial Statement before and after amended in this Fiscal Year

[None]
4. Consolidated Financial Statements
A. Summary for the Fiscal Years 2002 through 2006
(Unit: million won)

	The 39th FY	The 38th FY	The 37th FY	The 36th FY	The 35th FY
Current Assets	12,236,953	11,640,335	10,487,816	7,621,598	5,414,850
Quick Assets	8,218,748	7,847,741	7,422,294	5,553,227	3,743,404
Inventories	4,018,205	3,792,594	3,065,522	2,068,371	1,671,446
Fixes Assets	18,912,120	15,866,975	13,641,144	13,146,951	13,662,000
Investments Assets	3,711,918	3,141,556	2,704,538	2,826,679	2,862,614
Tangible Assets	14,643,120	12,271,710	10,440,291	9,845,776	10,324,574
Intangible Assets	557,082	453,709	496,315	474,496	474,812
Total Assets	31,149,073	27,507,310	24,128,960	20,768,549	19,076,850
Current Liabilities	5,082,295	5,881,563	4,995,018	4,171,918	3,720,274
Fixed Liabilities	3,665,036	1,758,831	2,747,886	3,347,064	3,536,930
Total Liabilities	8,747,331	7,640,394	7,742,904	7,518,982	7,257,204
Minority Interest	489,208	386,766	307,891	293,299	279,165
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,035,272	3,991,409	3,895,378	3,828,773	3,797,737
Retained Earnings	18,863,333	16,168,892	12,851,118	9,875,080	8,464,715
Capital Adjustments	(-)1,468,474	(-)1,153,698	(-)1,150,734	(-)1,229,988	(-)1,204,374
Total Shareholders’ Equity	22,401,742	19,873,677	16,386,056	13,249,567	11,819,646
Total Sales	25,842,326	26,301,788	23,973,053	17,789,237	14,354,918
Operating Income	4,389,147	6,083,276	5,319,420	3,262,981	2,049,867
Ordinary Profit	4,284,592	5,488,189	5,339,522	2,747,271	1,507,437
Total Net Profit	3,362,641	4,014,600	3,841,264	2,017,000	1,109,132
Consolidated Net Profit	3,314,181	4,022,492	3,814,225	1,995,983	1,089,288
Number of Consolidated Companies	52	47	38	35	33
B. Items to pay attention for use of Financial Statements
(1) Principles for preparation of Financial Statements
The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.

C. Consolidated Financial Statements
(1) Consolidated Balance Sheet
Refer to the 39th Consolidated Financial Statements as of December 31, 2006
(2) Consolidated Income Statements
Refer to the 39th Consolidated Financial Statements as of December 31, 2006
5. Divisional Financial Status
A. Divisional Financial Information
[None]
B. Regional Financial Information
[None]
     6. Financial Statement before and after consolidation
A. The Overview of Consolidation
[None]
B. Financial Statement before and after Consolidation
[None]
C. Issues related Consolidation
[None]
IV. Current Situation on Corporate Governance and Company Affiliates
1. Overview of Corporate Governance
A. Board of Directors
(1) Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our Executive Directors and nine directors who are to be Independent Non-Executive Directors. Our shareholders elect both the Executive Directors and Independent Non-Executive Directors at a general meeting of shareholders. Candidates for Executive Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Independent Non-Executive Directors are recommended to the shareholders by a separate board committee consisting of three Independent Non- Executive Directors and one Executive Director (the “Director Candidate Recommendation Committee”)

after the board reviews such candidates’ qualifications and candidates for Independent Non-Executive Directors are recommended to the shareholders by a separate board committee consisting of three Independent Non-Executive Directors and one Executive Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 1% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Independent Non-Executive Directors to the Director Recommendation Committee.
Our board of directors maintains the following six sub-committees:
- Director Candidate Recommendation Committee;
- Evaluation and Compensation Committee;
- Finance and Operation Committee;
- Executive Management Committee;
- Audit Committee; and
- Insider Trading Committee.
☐	Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions

Director Candidate Recommendation Committee	3 executive directors 1 independent non-executive director	Park, Young-Ju Suh, Yoon-Suk Park, Won-Soon Yoon, Seok-Man
-   Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates

-   Advance screening for nominating representative director, members of special committee(s)

Evaluation and Compensation Committee	4 independent non-executive directors	Jun, Kwang-woo Sun, Wook Ahn, Charles Huh, Sung-Kwan
-   To establish management succession and development plans

-   To establish executives evaluation and compensation plan and to take necessary measures to execute such plans

-   To pre-deliberate on remuneration and retirement allowance of directors and executives officers

Finance & Operation Committee	3 independent non-executive directors 2 executive directors	Huh, Sung-Kwan Park, Young-Ju Park, Won-Soon Yoon, Seok-Man Lee, Dong-Hee
-   Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors

-   Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Audit Committee	4 independent non-executive directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh, Yoon-Suk	- Audit of corporate accounting and business operations - Creation of audit report on closing accounts, and reporting to the shareholders meeting

Category	Composition	Directors	Major functions
Insider Trading Committee	4 independent non-executive directors	Kim E. Han Jeffrey D. Jones Sun, Wook Suh,Yoon-Suk
-   Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act

-   Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)

-   Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Executive Management Committee	6 executive directors	Lee,Ku-Taek Yoon,Seok-Man Lee,Youn Chung,Joon-Yang Cho,Soung-Sik Lee,Dong-Hee
-   Advance deliberation on and approval of in-house investment schemes

-   Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel

-   Important subjects on working policy, and changes to welfare

(2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)
•	Composition of the Director Candidate Recommendation Committee

Park, Young-Ju (Chairman)	Independent Non-Executive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside >
Suh, Yoon-Suk (member) Park, Won-Soon (member) Yoon, Seok-Man (member)	Independent Non-Executive Director Independent Non-Executive Director Executive Director
- Independent non-executive director (3), Executive directors (1): Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)

(3) List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Kim , E. Han
- Distinguished Professor at University of Michigan.

- Former advisory professor of the Korea Stock Exchange, advisor to the World Bank (MBA at Cornnel University, Ph.D. in business administration from State University of New York)
		None	President Board of Director (`07.2.23)

Park, Young-Ju	- CEO and President of Eagon Co.	”

- Vice-President of the Federation of Korean Industries(FKI)

Jun, Kwang-woo	- President of Deloitte Group - Former Vice-President of Woori Finance Group	”	Re-elected (‘07.2.23)

Jeffrey D. Jones	- American Lawyer at Kim&Jang Law Office - Former Chairman of the American Chamber of Commerce in Korea	”	Re-elected (‘07.2.23)

Suh, Yoon-Suk	- Professor at Ewha Womans’ Univ.	”

- Former Head of the Business School at Ewha Womans’ Univ.

Park,Won-Soon	- Standing Chairman of the Hope Institute - Standing Chairman of the Beautiful Foundation - Chairman of Korea Human Rights Foundation	”	Re-elected (‘07.2.23)

Sun, Wook	- Former President & CEO, Samsung Human Resources Development Center - Full-time counsellor, Samsung SDI	”

Ahn, Charles	- President & CEO, AhnLab, Inc.	”

- Former president of Board of Director, AnLab Inc.

Huh,Sung-Kwan	- President Gwangju Institute Science & Technology	”

- Former Professor at Dong-A Univ.

- Former Minister of Gov’t Administration & Home Affairs
(4) Whether a director is covered by damage liability insurance or not

Accumulated Payment
(including this
Name	Quarter)	Ceiling of Insurance	Remarks
All directors	2.85 billion won	50 billion won	- Since Feb. 22, 1999

• List of key activities of the Board of Directors (Jan. 1, 2007 – April 26, 2007)

Session	Date	Agenda	Approval
2007-1	Jan.11
1. Approval of Financial Statements for the 39th Fiscal Year & Convening Schedule of the 39th Annual General Meeting of Shareholders

2. Investment Plan of Exploration Business in Uzbek

3. Plan of Acquisition shares in Thainox

4. Revision of the Cold Roll Plant Investment in Vietnam

5. Installation of EGL at Pohang Works

6. Contribution Plan for POSCO Educational Foundation

7. Proposal of the Long-term Incentive Plan for Directors

8. Operation Plan of CEO Candidate Recommendation Committee
All 8 cases Approved (Agenda 7. Approved after modification)

2007-2	Feb.6
1. Agenda for the 39th Ordinary General Meeting of Shareholders

2. Executive Director Candidate Recommendation

3. Plan for Share Buyback

4. Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities

5. Investment in POSAM for Joint Business of API Spiral Pipe in America

6. Investment in Seah Steel

7. Investment in Taihan ST

All 7 cases Approved

2007-3	Feb.23	1. Appointment of Chairman of Board of Directors 2. Appointment of Special Committee Members 3. Appointment of CEO and Approval of Designation of Position for Executive Officers	All 3 cases Approved

2007-4	April.26
1. Domestic Bond Issue (Public)

2. Contribution Plan for POSCO Educational Foundation

3. Treasury Stock Specific Money Trust Contract Renewal

4. Investment in Hyundai Heavy Industries

5. Equity Purchase of Union Steel and Equity Disposal of Pohang Coated Steel

6. Capacity Extension of Grain-oriented Electrical Steel
All 6 cases Approved
•	Major activities of outside directors on the Board of Directors (Jan. 1, 2007 – April 26, 2007)

Session	Date	Number of participating outside directors	Remarks
2007-1	Jan.11	8 persons

2007-2	Feb.6	9 persons

2007-3	Feb.23	9 persons

2007-4	Apr.26	7 persons
5) Composition of committees and their activities (Jan. 1, 2007 – April 26, 2007)
•	Major activities of Director Candidate Recommendation Committee

Session	Date	Agenda	Approval
2007-1	Feb.5	1. Assessment of Qualifications of Executive Director	—

		2. Assessment of Qualifications and Recommendation of Independent Non-Executive Directors	Approved

2007-2	Feb.23	1. Appointment of Special Committee Members	—

		2. Appointment of CEO and Approval of Designation of Position for Executive Officers	—
•	Major activities of Evaluation and Compensation Committee

Session	Date	Agenda	Approval
2007-1	Jan.11	Evaluation of ’06 Management Result	—

2007-2	Feb.5	Evaluation of Recent 4 Years’ Management Results	—
•	Major activities of Finance & Operation Committee

Session	Date	Agenda	Approval
2007-1	Jan.10	4 cases including Investment Plan of Exploration Business in Uzbek	—

2007-2	Feb.6	3 cases including Investment in POSAM for Joint Business of API Spiral Pipe in America	—

2007-3	Apr.26	Domestic Bond Issue (Public)	—
		Investment in Hyundai Heavy Industries	—
		Equity Purchase of Union Steel and Equity Disposal of Pohang Coated Steel Donation Plan to Korea Society	— Approved
•	Major activities of Insider Trading Committee

Session	Date	Agenda	Approval
2007-1	Jan.10	Fair Trading Program Operating Result and Plan	—

2007-2	Apr.26	Contribution Plan for POSCO Educational Foundation	—
		Transfer of Intangible Assets relating to Technical Development of Fuel Cells	Disapproved
•	Major activities of Executive Management Committee

Session	Date	Agenda	Approval
2007-1	Jan.30	Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities	Approved

2007-2	Feb.27	Capacity Expansion of #2 CR PCM at Gwangyang Works	Approved
		Construction of STS Laboratory Building	Approved

2007-3	Mar.27	1st Relining of No.4 Blast Furnace in Gwangyang Works	Approved
		Improving Steel Making Process for Minimill in Gwangyang Works	Disapproved
		Automation of 3rd Phase Coil Crane in Gwangyang Works	Approved

Session	Date	Agenda	Approval
2007-4	Apr.19	Establish Chongqing Processing Center in China
Establish CR Processing Center in Vietnam
Replace Old Facilities in No.1 HR Mill in Gwangyang Works
		Capacity Expansion of Grain Oriented Electrical Steel Mill	Approved
B. Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Independent Non-Executive Directors. Members of our Audit Committee are E. Han Kim (committee chair), Jeffrey D. Jones, Yoon-Suk Suh and Wook Sun.
The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with Ordinary meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
• Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks
Kim E. Han Jeffrey D. Jones	Distinguished Prof. of University of Michigan Former Chairman of the American Chamber of Commerce in Korea	Satisfies requirements in the articles of incorporation	Chairman
Suh, Yoon-Suk	Former Professor of the Business School at Ewha Womans’ Univ.
Sun, Wook	Former President & CEO, Samsung Human Resources Development Center
• Major activities of the audit committee (auditors) (Jan. 1, 2007 – April 26, 2007)

Session	Date	Agenda	Approval
2007-1	Jan.10
o Report Agendas

- Overview of operations of the in-house controlling system in 2006

- Assessment of operations of the external auditors in 2006

- Assessment of Directors and Employees’ Observance of Ethics

- Reporting of operations of the Internal Audit System for 1H in 2006
Approved (3 members participating)

2007-2	Feb.5
o Deliberation Agendas

- Assessment of operations of the Internal Audit System in 2006

- Results of the audit of account for the 39th Fiscal Year

o Report Agendas

- Overview Results of the audit of account for the 39th FY by External Auditor

- Result of Internal Audit in 2005 and Operating Plan in 2006
Approved

2007-3	Feb.23	o Deliberation Agenda - Appointment of Internal Audit Manager	Approved

2007-4	Apr.26
o Deliberation Agenda

- Approval of audit and not-audit service of affiliated Company Outside

o Report Agendas

- Results of the audit of account for the 1Q 40th Fiscal Year

- Reporting the 2006 fiscal year results of the audit of Consolidated and US GAAP finance statements
Approved (3 members participating)
C. Voting Rights by Shareholders
     (1) Whether to Adopt the Cumulative Voting System
☐	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
     (2) Whether to Adopt Voting by Mail
☐	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
     (3) Execution of Voting Rights by Minority Shareholders
     [None]
D. Compensation of Directors and Officers
(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Ceiling amount
		approved at	Average payment per
	Total payment	shareholders	person
Category	(1Q 2007)	Meeting	(1Q 2007 )	Remarks
Executive Director	469 million won	6 billion won	78 million won

Independent Non-Executive Director	123 million won		13 million won	Including 4 members of Audit Committee

Total	592 million won		39 million won
(2)	List of Stock Options Presented to Executives

		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Jul 23, 2001	Ku-Take Lee	45,184	24,518	20,666	July 24, 2003	KRW 98,900
	Tae-Hyun Hwang	9,037	7,653	1,384	~July 23, 2008
	Dong-Jin Kim	9,037	7,903	1,134
	Chin-Choon Kim	9,037	8,037	1,000
	Youn Lee	9,037	903	8,134
	Seong-Sik Cho	9,037	5,903	3,134
	Jong-Tae Choi	9,037	4,903	4,134
	Hwang-Kyu Hwang	9,037	9,037	0
	Jae-Young Chung	2,259	0	2,259
	Jong-Won Lim	2,259	0	2,259
	Samuel F. Chevalier	2,259	2,259	0
	Woo-Hee Park	2,259	1,200	1,059

Apr. 27, 2002	Joon Yang Chung	9,316	3,931	5,385	April 28, 2004	KRW 136,400
	Chang-Ho Kim	9,316	931	8,385	~ April 27,2009
	Nam Suk Hur	9,316	5,316	4,000
	Chang-Kwan Oh	9,316	3,931	5,385

Sep.18 2002	Suk-Man Youn	11,179	4,000	7,179	Sep. 19, 2004	KRW 116,100
	Young-Tae Keon	9,316	931	8,385	~Sep. 18, 2009

Apr. 26, 2003	Kyeong-Ryul Ryoo	4,802	2,920	1,882	April 27, 2005	KRW102,900
	Kim,E. Han	2,401	0	2,401	~April 26, 2010
	Dong-Jin Kim	1,921	192	1,729
	Tae-Hyun Hwang	1,921	192	1,729
	Youn Lee	1,921	192	1,729
	Seong-Sik Cho	1,921	192	1,729
	Jong-Tae Choi	1,921	192	1,729
	Hyun-Shik,Chang	9,604	960	8,644
	Oh-Joon, Kwon	9,604	960	8,644
	Dong-Hwa, Chung	9,604	5,960	3,644
	Jin-Il, Kim	9,604	8,272	1,332
	Dong-Hee, Lee	9,604	960	8,644
	Sang-Young, Lee	9,604	5,460	4,144
	Hyun-Uck, Sung	9,604	960	8,644
	Han-Yong,Park	9,604	5,282	4,322

Jul. 23, 2004	Ku-Taek Lee	49,000	0	49,000	July 24, 2006	KRW 151,700
	Chang-Oh Kang	24,500	4,500	20,000	~July 23, 2011
	Kwang-Woong Choi	1,960	1,960	0
	Kyeong-Ryul Ryoo	4,900	0	4,900
	Suk-Man Youn	7,840	0	7,840
	Dong-Jin Kim	7,840	0	7,840
	Youn Lee	7,840	0	7,840
	Joon Yang Chung	4,900	0	4,900
	Young Ju Park	1,862	0	1,862

		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
	Kwang Woo Jun	1,862	0	1,862
	Jeffery D Jones	1,862	0	1,862
	Yoon Suk Suh	1,862	0	1,862
	Keel Sou Chung	9,800	0	9,800
	Sang Wook Ha	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Young Suk Lee	9,800	0	9,800
	Sang Myun Kim	9,800	0	9,800
	Kun Soo Lee	9,800	0	9,800
	Ki Chul Shin	9,800	0	9,800
	Kee Yeoung Park	9,800	0	9,800
	Kyu Jeong Lee	9,800	0	9,800
	Byung Ki Jang	9,800	1,000	8,800

Apr. 28, 2005	Sang Ho Kim	12,000	0	12,000	April 29, 2007	KRW 194,900
	Jong Doo Choi	2,000	0	2,000	~April 28, 2012
	Nam Suk Hur	2,000	0	2,000
	Jong Hai Won	10,000	0	10,000
	Tae Man Kim	10,000	0	10,000
	Jun Gil Cho	10,000	0	10,000
	Kwang Jae Yoo	10,000	0	10,000
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Yong Won Yoon	10,000	0	10,000
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000

Total		573,106	131,510	441,596
•	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(`06.2.24)
V. Others
     A. Results of POSCO’s 39th Ordinary General Meeting of Shareholders
1.	Approval of Balance Sheet, Income Statement, and the Statement of Appropriation of Retained Earnings for the 39th Fiscal Year

- Total Assets (KRW)	:	26,362,873 million
- Total Liabilities (KRW)	:	4,571,215 million
- Paid-in Capital (KRW)	:	482,403 million

- Shareholder’s Equity (KRW)	:	21,791,658 million
- Sales (KRW)	:	20,043,409 million
- Operating Income (KRW)	:	3,892,307 million
- Net Profit (KRW)	:	3,206,604 million
- Net Profit per Share (KRW)	:	40,748
2. Partial Amendments to Articles of Incorporation

Current Provisions	Proposed Changes
Article 2. Purpose	Article 2. Purpose
The purpose of the Company is to engage in the following business activities:	The purpose of the Company is to engage in the following business activities:
4. To engage in the supply of LNG and power generation, and as well as in the distribution business thereof;	4. To engage in the supply of LNG and power generation as well as the distribution business thereof and in the resources development business[newly inserted];
9. To engage in all other conducts, activities or business which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.	9. To engage in manufacture, process and sale of non-ferrous metal[newly inserted];

Article 10. Pre-emptive Rights	Article 10. Pre-emptive Rights
(2)-6. If the Company issue new shares to the domestic and/or foreign entities in accordance with a joint venture agreement or technology license and transfer agreement executed by and between the Company and such entities for the management purposes;
(2)-6. If the Company issue new shares to the domestic and/or foreign entities in accordance with a joint venture agreement, strategic alliance or technology license and transfer agreement executed by and between the Company and such entities for the management purposes;

Article 16. Issuance of Convertible Bonds	Article 16. Issuance of Convertible Bonds
(1) The Company may issue convertible bonds in the aggregate face amount not exceeding one trillion(1,000,000,000,000) Won to persons other than the shareholders in the following cases:	(1) The Company may issue convertible bonds in the aggregate face amount not exceeding two trillion(2,000,000,000,000) Won to persons other than the shareholders in the following cases:
1. If the Company issues convertible bonds by public offering.	1. If the Company issues convertible bonds by public offering.
2. If the Company enters into a Joint Venture Agreement or a Technical License and Transfer Agreement, when it is deemed necessary, and issues convertible bonds to any domestic or international corporation accordingly.
2. If the Company enters into a joint venture agreement, strategic alliance or technical license and transfer agreement, when it is deemed necessary, and issues convertible bonds to any domestic or international corporation accordingly. [newly inserted]
3. If the Company issues convertible bonds to a domestic or international financial institution to provide urgently needed funds.	3. If the Company issues convertible bonds to a domestic or international financial institution to provide urgently needed funds.
(2) Convertible bonds mentioned in Paragraph (1) may, by resolution of the Board of Directors, be issued with their conversion rights limited to a certain portion of their face amount.	(2) [The same as the current provision]
(3) Upon conversion from the aggregate face amount of convertible bonds, common shares may be issued up to six hundred billion (600,000,000,000) Won and preferred shares may be issued up to four hundred billion (400,000,000,000) Won, and the conversion price, which shall not be less than the par value of the shares, shall be determined by resolution of the Board of Directors at the time of issuance of the convertible bonds.
(3) Upon conversion from the aggregate face amount of convertible bonds, common shares may be issued up to one trillion three hundred billion (1,300,000,000,000) Won and preferred shares may be issued up to seven hundred billion (700,000,000,000) Won, and the conversion price, which shall not be less than the par value of the shares, shall be determined by resolution of the Board of Directors at the time of issuance of the convertible bonds.

Current Provisions	Proposed Changes
Article 17. Issuance of Bonds with Warrants	Article 17. Issuance of Bonds with Warrants
(1) The Company may issue bonds with warrants in the aggregate face amount not exceeding one trillion(1,000,000,000,000) Won to persons other than the shareholders in the cases prescribed in Paragraph (1) of Article 16.
(1) The Company may issue bonds with warrants in the aggregate face amount not exceeding two trillion(2,000,000,000,000) Won to persons other than the shareholders in the cases prescribed in Paragraph (1) of Article 16.
(2) The amount with respect to which the pre-emptive rights may be exercised shall be determined by resolution of the Board of Directors; provided, that such amount shall be not in any event exceed the aggregate face amount of the bonds with warrants.
(2) [The same as the current provision]
(3) Upon exercising of the warrants, from the aggregate face amount of bonds with warrants, common shares may be issued up to six hundred billion (600,000,000,000) Won and preferred shares may be issued up to four hundred billion (400,000,000,000) Won, and the issue price, which shall not be less than the par value of the shares, shall be determined by resolution of the Board of Directors at the time of issuance of the bonds with warrants.
(3) Upon exercising of the warrants, from the aggregate face amount of bonds with warrants, common shares may be issued up to one trillion three hundred billion (1,300,000,000,000) Won and preferred shares may be issued up to seven hundred billion (700,000,000,000) Won, and the issue price, which shall not be less than the par value of the shares, shall be determined by resolution of the Board of Directors at the time of issuance of the bonds with warrants

Articles 28. Election of Directors	Articles 28. Election of Directors
(1) The Directors shall be elected at the General Meeting of Shareholders.	(1) ~ (2)[The same as the current provisions]
(2) By resolution of the Board of Directors, the Company shall appoint the Chairman and Representative Director, and may appoint a number of Representative Directors. The Company, by resolution of the Board of Directors, may appoint President, Executive Vice Presidents, Senior Managing Directors and Managing Directors from among Executive Directors recommended by the Chairman.
(3) If Directors are appointed by a cumulative voting, the Executive Directors, the Independent Non-Executive Directors to be the members of the audit committee and other Independent Non-Executive Directors are separately considered, and then the cumulative voting shall apply to each group. [newly inserted]

ADDENDA (February 23, 2007)
The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 39th fiscal year.
3. Election of the Directors
     3-1. Election of Independent Non-executive Directors

Transaction
			with POSCO	Relationship
	Date of Birth	Major	for the latest 3	with major
Name	Nominated by	Experience	years	shareholders	Tenure
Jun, Kwang-Woo	May 7, 1949 Director Candidate Recommendation Committee	Former Vice Chairman, Woori Financial Group	Granted Stock Option Right by 1,862	None	3 years

Park, Won-Soon	Mar. 26, 1956 Director Candidate Recommendation Committee	Executive Director, The Beautiful Foundation	None	None	3 years
3-2. Election of Independent Non-Executive Director as Audit Committee Members

Transaction
			with POSCO	Relationship
	Date of Birth	Major	for the latest 3	with major
Name	Nominated by	Experience	years	shareholders	Tenure
Jeffrey D. Jones	Jun. 7, 1952 Director Candidate Recommendation Committee	Former Chairman, American Chamber of Commerce in Korea	Granted Stock Option Right by 1,862	None	3 years
3-3. Election of Executive Directors

Transaction
			with POSCO	Relationship
	Date of Birth	Major	for the latest 3	with major
Name	Nominated by	Experience	years	shareholders	Tenure
Lee, Ku-Taek	Mar. 15, 1946 Board of Directors	Chief Executive Officer, POSCO	Granted Stock Option Right by 49,000	None	3 years

Yoon, Seok-Man	Jul. 17, 1948 Board of Directors	President, POSCO	Granted Stock Option Right by 7,840	None	3 years

Chung, Joon-Yang	Feb. 3, 1948 Board of Directors	Senior Executive Vice President, POSCO	Granted Stock Option Right by 4,900	None	3 years
3-4. Approval of Limits of Total Remuneration for Directors

	The 39th Fiscal Year	The 40th Fiscal Year
	(2006)	(2007)
Number of Directors	15	15
(Independent Non-Executive Directors)	(9)	(9)

Ceiling Amount of Total Remuneration	KRW 6.0 billion	KRW 6.0 billion
-	In the 39th fiscal year, KRW 4.1 billion was paid for 6 Executive Directors and KRW 0.6 billion for 9 Independent

Non-Executive Directors

-	In the 40th fiscal year, it is proposed to maintain KRW 6.0 billion for limits of total remuneration for Directors.
B. Decision on the Share Repurchase
1.	Type and number of shares to be purchased: 2,165,605 common shares

2.	Amount of shares to be purchased(KRW): 889, 300,000,000 (assuming share price of 340 thousand won).

3.	Repurchase Period: From Feb.10.2007 to May.9.2007

4.	Purpose of Share Repurchase: To stabilize the share price and enhance shareholder value

5.
Managing Securities Companies: Woori Investment & Securities Co., Ltd., NH Investment & Securities Co., Ltd., Mirae Asset Securities Co., Ltd., Samsung Securites Co., Ltd., Goodmorning-Shinhan Securities Co., Ltd.

6.	Holdings of treasury shares before repurchase
-	Direct Acquisition through securities market: 7,022,466 common shares (8.05% of outstanding shares)

-	Acquisition through trust contract: 2,601,427 common shares (2.98% of outstanding shares)
7.	Date of Board Resolution (Decision Date): Feb.6.2007

-	Attendance of Outside Directors: Nine(all) Directors present

-	Attendance of Auditors(Member of the Audit Committee): Present

POSCO
Non-Consolidated Balance Sheets
March 31, 2007 and December 31, 2006
(Unaudited)

(in millions of Korean won)	2007		2006
Assets
Current assets
Cash and cash equivalents	~~W~~	804,838	~~W~~	512,421
Short-term financial instruments (Note 3)		547,525		626,446
Trading securities (Note 6)		1,293,274		1,922,457
Current portion of held-to-maturity securities (Note 7)		191,907		151,983
Trade accounts and notes receivable, net of allowance for doubtful accounts (Notes 4 and 25)		1,789,807		1,803,742
Inventories, net (Note 5)		2,738,725		2,734,704
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4 and 22)		101,868		93,183
Other current assets, net of allowance for doubtful accounts (Note 10)		61,485		25,949

Total current assets		7,529,429		7,870,885
Property, plant and equipment, net (Notes 8 and 26)		12,614,661		12,466,116
Investment securities, net (Note 7)		6,499,109		5,658,351
Intangible assets, net (Note 9)		215,235		229,418
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (Note 4)		23,230		22,572
Long-term financial instruments (Note 3)		47		45
Other long-term assets, net of allowance for doubtful accounts (Note 10)		134,105		115,486

Total assets	~~W~~	27,015,816	~~W~~	26,362,873

3

POSCO
Non-Consolidated Balance Sheets
March 31, 2007 and December 31, 2006
(Unaudited)

(in millions of Korean won)	2007		2006
Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 25)	~~W~~	589,188	~~W~~	519,682
Short-term borrowings (Note 11)		200,000		—
Current portion of long-term debts, net of discount on debentures issued (Note 11)		10,498		10,298
Accrued expenses		69,306		200,096
Other accounts and notes payable (Note 25)		472,602		309,465
Withholdings		25,746		24,045
Income tax payable		852,271		567,559
Other current liabilities (Note 14)		139,145		115,759

Total current liabilities		2,358,756		1,746,904
Long-term debts, net of current portion and discount on debentures issued (Note 12)		2,154,928		2,135,273
Accrued severance benefits, net (Note 13)		258,334		224,282
Deferred income tax liabilities		409,640		384,242
Other long-term liabilities (Notes 14 and 20)		125,058		80,514

Total liabilities		5,306,716		4,571,215

Commitments and contingencies (Note 15)

Shareholders’ equity
Capital stock		482,403		482,403
Capital surplus (Note 16)		3,934,588		3,934,587
Capital adjustment (Note 18)		(2,437,356)		(1,670,690)
Accumulated other comprehensive income (Note 19)		468,824		301,464
Retained earnings (Note 17)		19,260,641		18,743,894

Total shareholders’ equity		21,709,100		21,791,658

Total liabilities and shareholders’ equity	~~W~~	27,015,816	~~W~~	26,362,873

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

4

POSCO
Non-Consolidated Statements of Income
Three-Month Periods Ended March 31, 2007 and 2006
(Unaudited)

(in millions of Korean won, except per share amounts)	2007		2006
Sales (Notes 25 and 26)	~~W~~	5,701,005	~~W~~	4,663,732
Cost of goods sold (Notes 21 and 25)		4,270,154		3,604,770

Gross profit		1,430,851		1,058,962
Selling and administrative expenses (Note 22)		318,202		269,019

Operating profit		1,112,649		789,943

Non-operating income
Interest income		24,009		16,194
Dividend income		32,324		38,915
Gain on valuation of trading securities		10,591		15,805
Gain on disposal of trading securities		11,354		12,383
Gain on disposal of property, plant and equipment		3,853		3,777
Gain on foreign currency transactions		18,298		33,893
Gain on foreign currency translation		1,158		25,891
Equity in earnings of investees (Note 7)		205,344		103,596
Reversal of allowance for doubtful accounts		—		298
Others		32,194		19,444

		339,125		270,196

Non-operating expenses
Interest expense		20,641		13,573
Other bad debt expense		3,027		—
Loss on foreign currency transactions		19,413		24,719
Loss on foreign currency translation		21,752		12,270
Donations		67,062		60,027
Loss on disposal of property, plant and equipment		6,836		11,969
Loss on disposal of investments		—		83
Equity in losses of investees (Note 7)		17,174		19,005
Others		17,471		31,868

		173,376		173,514

Income before income taxes		1,278,398		886,625
Income tax expense(Note 23)		296,093		173,375

Net income	~~W~~	982,305	~~W~~	713,250

Per Share Data (in Korean won) (Note 24)
Basic and diluted earnings per share	~~W~~	12,759	~~W~~	8,906
The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

5

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month Periods Ended March 31, 2007 and 2006
(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from operating activities
Net income	~~W~~	982,305	~~W~~	713,250

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		388,236		355,133
Accrual of severance benefits		39,043		20,035
Gain on valuation of trading securities		(10,591)		(15,805)
Gain on disposal of trading securities, net		(11,354)		(12,383)
Loss on disposal of investments, net		—		83
Impairment loss on investments, net		—		25
Loss on disposal of property, plant and equipment, net		2,983		8,191
Loss on derivative transactions, net		—		11,096
Equity in earnings of investees, net		(188,170)		(84,591)
Stock compensation expense		33,414		16,382
Loss (Gain) on foreign currency translation, net		18,936		(24,556)
Interest expense		705		696
Interest income		(709)		(905)
Welfare		1,201		—
Others		9,336		(298)

		283,030		273,103

Changes in operating assets and liabilities
Decrease in trade accounts and notes receivable		8,301		588,535
Increase in other accounts and notes receivable		(12,052)		(74,270)
Increase in accrued income		(2,686)		(895)
Increase in prepaid expenses		(34,646)		(31,055)
Decrease(increase) in inventories		(4,021)		124,702
Decrease(increase) in trade accounts and notes payable		69,559		(48,806)
Increase in other accounts and notes payable		163,171		66,108
Decrease in accrued expenses		(130,789)		(492,325)
Increase(decrease) in income tax payable		284,713		(492,786)
Payment of severance benefits		(7,414)		(7,692)
Transfers to the National Pension Fund		—		8
Increase(decrease) in income tax expense due to changes in deferred income tax assets and liabilities		(17,345)		69,733
Increase in retirement insurance deposits		1,764		25,876
Others		62,633		54,056

		381,188		(218,811)

Net cash provided by operating activities		1,646,523		767,542

6

POSCO
Non-Consolidated Statements of Cash Flows
Three-Month Periods Ended March 31, 2007 and 2006
(Unaudited)

(in millions of Korean won)	2007		2006
Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	258,695	~~W~~	139,646
Disposal of trading securities		2,736,719		4,076,444
Disposal of current portion of held-to-maturity securities		—		30,710
Proceeds from office lease deposits		14		35
Disposal of property, plant and equipment		3,988		4,336
Acquisition of short-term financial instruments		(179,774)		(40,395)
Acquisition of trading securities		(2,085,591)		(3,175,000)
Acquisition of available-for-sale securities		(468,606)		(76)
Acquisition of equity method investments		(46,922)		(318,694)
Acquisition of held-to-maturity securities		—		(19,999)
Acquisition of other investments		(12,638)		(888)
Acquisition of property, plant and equipment		(529,819)		(1,076,644)
Acquisition of intangible assets		(1,629)		(4,184)
Others		7,769		(9,037)

Net cash used in investing activities		(317,794)		(393,746)

Cash flows from financing activities
Proceeds from short-term borrowings		200,000		—
Proceeds from debentures		—		296,060
Acquisition of treasury stock		(766,666)		—
Repayment of current maturities of long-term debts		(191)		(258,200)
Payment of cash dividends		(465,558)		(480,926)
Others		(3,897)		579

Net cash used in financing activities		(1,036,312)		(442,487)

Net increase (decrease) in cash and cash equivalents		292,417		(68,691)

Cash and cash equivalents
Beginning of the period		512,421		249,638

End of the period	~~W~~	804,838	~~W~~	180,947

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

7

POSCO
Non-Consolidated Statements of Changes in Shareholders’ Equity
Three-Month Periods Ended March 31, 2007 and 2006
(Unaudited)

	Common		Capital		Capital		Accumulated Other		Retained
(in millions of Korean won)	Stock		Surplus		Adjustment		Comprehensive Income		Earnings		Total
Balance as of January 1,2007	~~W~~	482,403	~~W~~	3,934,588	~~W~~	(1,670,690)	~~W~~	301,464	~~W~~	18,743,894	~~W~~	21,791,659
Dividends		—		—		—		—		(465,558)		(465,558)
Retained earnings after dividend payments		—		—		—		—		18,278,337		18,278,337
Net income for the period		—		—		—		—		982,305		982,305
Change in treasury stock		—		—		(766,666)		—		—		(766,666)
Changes in valuation gain and loss on available-for-sale securities		—		—		—		117,291		—		117,291
Capital changes under equity method		—		—		—		50,069		—		50,069

Balance as of March 31, 2007	~~W~~	482,403	~~W~~	3,934,588	~~W~~	(2,437,356)	~~W~~	468,824	~~W~~	19,260,641	~~W~~	21,709,100

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

8

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and seven liaison offices overseas.

As of March 31, 2007, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows or changes in shareholders’ equity, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS Nos. 18 through 20 became applicable to the Company on January 1, 2006, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2006.
See Report of Independent Accountants

9

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
And as SKFAS Nos. 21, 22 and 23 became effective for the Company on January 1, 2007, the Company adopted these Standards in its financial statements for the three-month periods ended March 31, 2007. Statements of changes in shareholders’ equity is only for three-month period ended March 31, 2007, in accordance with SKFAS No. 21.

3.	Cash and Cash Equivalents, and Financial Instruments

As of March 31, 2007, in relation to government appropriated projects, the short-term financial instruments amounting to ~~W~~4,218 million are subject to withdrawal restrictions. In relation to long-term financial instruments, the Company is required to provide collateral deposits amounting to ~~W~~47 million to open checking accounts and accordingly, the withdrawal of these deposits is also restricted.

4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of March 31, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	2007		2006
Trade accounts and notes receivable	~~W~~	1,791,240	~~W~~	1,805,728
Less: Allowance for doubtful accounts		(1,433)		(1,986)

	~~W~~	1,789,807	~~W~~	1,803,742

Other accounts and notes receivable	~~W~~	128,340	~~W~~	116,064
Less: Allowance for doubtful accounts		(26,472)		(22,881)

	~~W~~	101,868	~~W~~	93,183

Long-term trade accounts and notes receivable	~~W~~	28,259	~~W~~	28,259
Less: Allowance for doubtful accounts		(5,029)		(5,687)

	~~W~~	23,230	~~W~~	22,572

5.	Inventories

Inventories as of March 31,2007 and December 31, 2006, are as follows:

(in millions of Korean won)	2007		2006
Finished goods	~~W~~	425,251	~~W~~	495,569
Semi-finished goods		719,072		686,944
Raw materials		981,929		903,433
Materials-in-transit		615,691		645,826
Others		2,946		2,932

		2,744,889		2,734,704
Less: Provision for valuation loss		(6,164)		—

	~~W~~	2,738,725	~~W~~	2,734,704

See Report of Independent Accountants

10

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
6.	Trading Securities

Trading securities as of March 31, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	2007						2006
	Acqusition Cost		Fair Value		Book Value		Book Value
Beneficiary certificates	~~W~~	1,280,000	~~W~~	1,293,274	~~W~~	1,293,274	~~W~~	1,922,457

7.	Investment Securities

Investment securities as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Current portion of investment securities
Held-to-maturity securities	~~W~~	191,907	~~W~~	151,983

Non-current portion of investment securities
Available-for-sale securities		3,070,423		2,444,580
Held-to-maturity securities		63,360		103,224
Equity-method investments		3,365,326		3,110,547

		6,499,109		5,658,351

	~~W~~	6,691,016	~~W~~	5,810,334

Available-for-sale securities as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Available-for-sale securities
Marketable equity securities	~~W~~	2,920,891	~~W~~	2,297,584
Non-marketable equity securities		149,005		146,495
Investments in bonds		27		1
Investments in capital		500		500

	~~W~~	3,070,423	~~W~~	2,444,580

See Report of Independent Accountants

11

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
The details of equity method valuation for the three-month period ended March 31, 2007, are as follows:

					Equity in
					Earnings (Losses)			Other Increase	March 31,
(in millions of Korean won)	Acquisition cost		January 1, 2007		of Investee			(Decrease)[1]	2007
POSCO E&C	~~W~~	365,789	~~W~~	365,458	~~W~~	68,017	~~W~~	(12,298)	~~W~~	421,177
Posteel Co., Ltd.		113,393		257,192		17,734		(2,961)		271,965
POSCON Co., Ltd.		49,822		17,826		4,999		(3,076)		19,749
Pohang Steel Co., Ltd.		96,151		163,955		2,536		—		166,491
POSCO Machinery & Engineering Co., Ltd.		17,052		20,974		3,257		(314)		23,917
POSDATA Co., Ltd.		52,749		89,160		1,569		7		90,736
POSCO Research Institute		19,000		22,995		98		—		23,093
Seung Kwang Co., Ltd.		28,408		30,493		(223)		(1)		30,269
POS-AC Co., Ltd.		1,043		—		2,356		—		2,356
POSCO Specialty Steel Co., Ltd.		260,000		433,950		32,510		(4,550)		461,910
POSCO Machinery Co., Ltd.		10,000		17,101		1,657		—		18,758
POSTECH Venture Capital Co., Ltd.		28,500		31,105		(47)		505		31,563
eNtoB Corporation		2,800		3,349		380		1		3,730
POSCO Refractories & Environment (POSREC)		41,210		64,858		(1,418)		(2,654)		60,786
POSCO Terminal Co., Ltd.		12,750		16,705		(105)		1		16,601
POSMATE Co., Ltd.		7,233		8,433		1,120		(353)		9,200
Samjung Packing & Aluminum Co., Ltd.		2,714		4,228		664		(203)		4,689
POSCO Power Corp.		597,170		611,854		3,628		(3,195)		612,287
SNNC Co., Ltd.		26,950		18,886		(237)		7,881		26,530
Pohang Steel America Corporation (POSAM)		260,503		90,456		(8,556)		6,299		88,199
POSCO Australia Pry. Ltd. (POSA)		37,352		101,324		878		34,073		136,275
POSCO Asia Co., Ltd. (POA)		7,425		18,267		29		130		18,426
VSC-POSCO Steel Corporation (VPS)		4,758		3,304		754		(101)		3,957
DALIAN POSCO-CFM Coil Center Co., Ltd.		7,189		3,456		(1,203)		120		2,373
POS-Tianjin Coil Center Co., Ltd.		653		668		163		18		849
Zhangjiagang Pohang Stainless Steel Co., Ltd.		221,264		263,340		26,222		(8,378)		281,184
Guangdong Pohang Coated Steel Co., Ltd.		26,297		15,124		(261)		608		15,471
POSCO Thailand Co., Ltd.		13,236		5,840		(524)		8,457		13,773
Myanmar-POSCO Co., Ltd.		2,192		—		803		5,277		6,080
KOBRASCO		32,950		32,981		6,604		2,860		42,445
POSCO Investment Co., Ltd.		53,189		64,862		(571)		327		64,618
Poschrome (Proprietary) Limited		4,859		5,375		1,305		(96)		6,584
See Report of Independent Accountants

12

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)

					Equity in
					Earnings (Losses)		Other Increase		March 31,
(in millions of Korean won)	Acquisition cost		January 1, 2007		of Investee		(Decrease)[1]		2007
Guangdong Xingpu Steel Center Co., Ltd.	~~W~~	927	~~W~~	1,199	~~W~~	236	~~W~~	30	~~W~~	1,465
Manufacturing India Private Limited		1,057		921		68		20		1,009
POSVINA Co., Ltd.		1,527		2,060		67		(51)		2,076
Posmmit Steel Centre
SDN BHD (POS-MMIT)		2,308		3,844		76		102		4,022
PT POSMI Steel Indonesia		782		829		1		9		839
Qingdao Pohang Stainless Steel Co., Ltd.		49,733		36,502		8,200		874		45,576
POSCO (Suzhou)Automotive Processing Center Co., Ltd.		21,267		18,269		1,557		414		20,240
POSCO-China Holding Corp.		165,233		146,254		16,067		1,879		164,200
POSCO-Japan Co., Ltd.		50,558		30,384		(3,943)		938		27,379
POSCO-India Private Ltd.		52,627		43,872		496		816		45,184
Posco-India Steel Processing Center Private Limited.		9,466		8,340		469		175		8,984
POSCO-Vietnam Co., Ltd.		33,093		34,554		(43)		(726)		33,785
POSCO-Foshan Steel Processing Center Co.,Ltd.		9,408		—		824		9,879		10,703
POSCO-Mexico Co., Ltd.		14,775		—		(43)		14,777		14,734
POSS Delhi Steel Processing Centre Pvt. Ltd.		9,089		—		—		9,089		9,089

	~~W~~	2,826,451	~~W~~	3,130,547	~~W~~	188,170	~~W~~	66,609	~~W~~	3,365,326

[1]	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, valuation gain or loss on investment securities, changes in retained earnings and others.

[2]	Due to the delay in the closing of March 31, 2007 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available March 31, 2007 financial information, which has not been audited or reviewed.
See Report of Independent Accountants

13

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
8.	Property, Plant and Equipment

Property, plant and equipment as of March 31, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	2007		2006
Buildings and structures	~~W~~	5,513,732	~~W~~	5,451,150
Machinery and equipment		22,744,292		22,351,265
Tools		134,340		133,995
Vehicles		164,651		169,982
Furniture and fixtures		145,969		147,142
Leased property under capital leases		11,466		—

		28,714,450		28,253,534

Less: Accumulated depreciation		(19,782,962)		(19,451,261)

		8,931,488		8,802,273
Construction-in-progress		2,830,844		2,811,491
Land		852,329		852,352

	~~W~~	12,614,661	~~W~~	12,466,116

The Company’s expenditures in relation to construction-in-progress for the extension of Coke Plant at Pohang Works and other projects amounted to ~~W~~ 510,856 million as of March 31, 2007.

The changes in the carrying value of property, plant and equipment for the three-month period ended March31, 2007, are as follows:

(in millions of	Beginning										Ending
Korean won)	Balance		Acquisition		Disposal		Others[1]		Depreciation[2]		Balance
Land	~~W~~	852,352	~~W~~	—	~~W~~	23	~~W~~	—	~~W~~	—	~~W~~	852,329
Buildings		1,848,729		55,421		197		—		37,539		1,866,414
Structures		1,256,554		8,160		182		—		25,155		1,239,377
Machinery and equipment		5,594,743		422,361		1,610		(570)		294,850		5,720,074
Vehicles		32,644		96		—		—		3,358		29,382
Tools		27,707		1,558		22		—		3,628		25,615
Furniture and fixtures		41,896		632		3		570		3,775		39,320
Leased property under capital leases		—		11,466		—		—		160		11,306
Construction-in-progress		2,811,491		530,419		—		(511,066)		—		2,830,844

	~~W~~	12,466,116	~~W~~	1,030,113	~~W~~	2,037	~~W~~	(511,066)	~~W~~	368,465	~~W~~	12,614,661

[1]	Represents asset transfer.

[2]	Includes depreciation expenses of assets not in use.
See Report of Independent Accountants

14

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Through a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the economic situation in the Republic of Korea and the Asia Pacific region. The continuing unstable economic condition and related decrease in the selling price of products, resulting in the deterioration in profitability, drove the management’s operations committee’s decision in April 2002 to cease the construction on the No. 2 Minimill, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to W469,581 million and reclassified related machinery held to be disposed of in the future as other investment assets as of December 31, 2004. As of March 31, 2007, the Company entered into a contract with Al-Tuwairqi Trading & Contracting Establishment in Saudi Arabia to sell the No. 2 Minimill equipment for US$ 96 million.

As of March 31, 2007, the book value of idle property, plant and equipment, held for sale and reclassified other investment assets, amounted to ~~W~~ 82,895 million.

9.	Intangible Assets

Intangible assets, net of amortization, as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Intellectual property rights	~~W~~	1,032	~~W~~	1,085
Land usage rights		2,683		2,701
Port facilities usage rights		110,401		112,101
Other intangible assets[1]		101,119		113,531

	~~W~~	215,235	~~W~~	229,418

[1]	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

15

POSCO
Notes to Non-Consolidated Financial Statements
March  31, 2007 and 2006, and December 31, 2006
(Unaudited)
10.	Other Assets

Other assets as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Other current assets
Short-term loans receivable	~~W~~	14	~~W~~	14
Accrued income		19,134		16,448
Prepaid expenses		39,512		4,866
Advance payment		2,729		4,574
Others		96		47

		61,485		25,949
Less: Allowance for doubtful accounts		—		—

		61,485		25,949

Other long-term assets
Guarantee deposits		984		972
Other investment assets		133,148		114,544

		134,132		115,516
Less: Allowance for doubtful accounts		(27)		(30)

		134,105		115,486

	~~W~~	195,590	~~W~~	141,435

11.	Short-Term Borrowings

Short-term borrowings as of March 31, 2007 and December 31, 2006, consist of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006
Short-term Borrowings
Commercial paper	5.04	~~W~~	200,000	~~W~~	—

Current portion of long-term debts
Foreign currency borrowings	4.60		1,530		1,501
Loans from foreign financial institutions	2.00, LIBOR+0.80		8,968		8,797

			10,498		10,298

		~~W~~	210,498	~~W~~	10,298

See Report of Independent Accountants

16

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
12.	Long-Term Debts

Long-term debts as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Domestic borrowings	~~W~~	45,100	~~W~~	45,100
Foreign currency borrowings		4,590		4,503
Loans from foreign financial institutions		35,764		35,246
Debentures		2,092,017		2,073,391

		2,177,471		2,158,240
Less: Current portion		(10,498)		(10,298)
Discount on debentures issued		(12,045)		(12,669)

	~~W~~	2,154,928	~~W~~	2,135,273

Long-term domestic borrowing as of March 31, 2007 and December 31, 2006, is as follows:

(in millions of Korean won)	Annual Interest Rate (%)	2007		2006
Korea Resources Corporation	Representitve-Borrowing Rate[1] -2.25	~~W~~	45,100	~~W~~	45,100
Less: Current portion			—		—

		~~W~~	45,100	~~W~~	45,100

[1]	The average yield of 3 -year government bond is utilized to calculate this rate. The average yield of 3-year government bond is rounded off to the nearest 0.25%.

Long-term foreign currency borrowing as of March 31, 2007 and December 31, 2006, is as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006
Development Bank of Japan	4.60	~~W~~	4,590	~~W~~	4,503
Less: Current portion			(1,530)		(1,501)

		~~W~~	3,060	~~W~~	3,002

Loans from foreign financial institutions as of March 31, 2007 and December 31, 2006, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006
Natexis Banques Populaires	2.00	~~W~~	7,169	~~W~~	7,179
Sumitomo Mitsui Banking Corporation	LIBOR+0.80		28,595		28,067

			35,764		35,246
Less: Current portion			(8,9681)		(8,797)

		~~W~~	26,796	~~W~~	26,449

See Report of Independent Accountants

17

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
Certain loans from foreign financial institutions are covered by guarantees provided by The Korea Development Bank amounting to ~~W~~ 7,473 million as of March 31, 2007 (December 31, 2006: ~~W~~ 7,410 million).

Debentures outstanding as of March 31, 2007 and December 31, 2006, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006
Domestic debentures	4.66 - 5.00	~~W~~	1,000,000	~~W~~	1,000,000
Samurai Bonds	2.05		398,500		390,915
Euro Bonds	5.88		282,090		278,880
Exchangeable bonds[1]	—		411,427		403,596

			2,092,017		2,073,391

Less: Current portion			—		—
Discount on debentures issued			(12,045)		(12,669)

		~~W~~	2,079,972	~~W~~	2,060,722

[1]	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co., Ltd. American depository receipts (ADRs).
Details of exchangeable bonds as of March 31, 2007, are as follows:

On August 20, 2003, POSCO sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (Cayman), a tax-exempted subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by POSCO. The transaction between the POSCO and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. In compliance with the terms of the exchangeable bonds, the dividends earned by Zeus from the SK Telecom Co., Ltd. ADRs in 2004, 2005, 2006 and 2007 were used to purchase additional 1,417,998 ADRs which brought down the exchangeable bond price to JPY3,094/ADR.

13.	Accrued Severance Benefits

Accrued severance benefits as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Accrued severance benefits	~~W~~	604,733	~~W~~	572,445
Less: National Pension Fund deposits		(89)		(89)
Group severance insurance deposits		(346,310)		(348,074)

	~~W~~	258,334	~~W~~	224,282

See Report of Independent Accountants

18

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
14.	Other Liabilities

Other liabilities as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Other current liabilities
Advances received	~~W~~	22,778	~~W~~	30,038
Unearned revenue		1,654		2,268
Deferred income tax liabilities		90,677		75,824
Others		24.036		7.629

		139,145		115,759

Other long-term liabilities		125,058		80,514

	~~W~~	264,203	~~W~~	196,273

15.	Commitments and Contingencies

As of March 31, 2007, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

	Financial Institution	Amount Guaranteed		Won Equivalent
				(in millions)
Related companies
POSINVEST	Bank of	US$	42,000,000	~~W~~	53,609
	Tokyo-Mitsubishi	CNY	116,000,000
Zhangjiagang Pohang	Bank of China	US$	329,925,000		310,228
Stainless Steel Co., Ltd.	and others

					363,837

Others
DC Chemical Co., Ltd.	E1 Co., Ltd.	~~W~~	961		961
The Siam United Steel Co. Ltd.	Japan Bank for	US$	10,241,684		9,630
	International Cooperation

Zeus	Related creditors	JPY	51,622,000,000		411,427
BX STEEL POSCO Cold	Industrial & Commercial	CNY	125,200,000		31,221
Rolled Sheet Co.,Ltd.	Bank of China and others	US$	17,000,000
					453,239

				~~W~~	817,076

[1]	The amounts of guarantees are calculated based on balance of borrowings as of March 31, 2007.
As of December 31, 2006, the Company had outstanding payment guarantees for related companies and other parties amounting to ~~W~~ 3 59,542 million and ~~W~~444,776 million, respectively.

The Company provided government bonds, amounting to ~~W~~ 31,360 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site.
See Report of Independent Accountants

19

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
As of March 31, 2007, the Company issued two blank promissory notes to Korea Resources Corporation as collaterals for borrowings.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of March 31, 2007, 450 million tons of iron ore and 97 million tons of coal remained to be purchased under such long-term contracts.

On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in July 2005. This agreement provides for periodic price adjustments to market price, and the ceiling price is applied when the market price exceeds the certain price level provided in the agreement.

The Company has bank overdraft agreements with Woori Bank and six other banks amounting to ~~W~~320,000 million as of March 31, 2007. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and seven other banks for credit lines of up to ~~W~~300,000 million and agreements with Woori Bank and four other banks to borrow up to ~~W~~280,000 million in short-term borrowings.

As of March 31, 2007, the Company has agreements with Woori Bank and eight other banks to open letters of credit, documents against acceptance and documents against payment amounting to US$ 510 million and to borrow US$ 90 million in foreign short-term borrowings.

The accounts receivable in foreign currency sold to financial institutions and outstanding as of March 31, 2007, amount to US$ 63 million, for which the Company is contingently liable upon the issuers’ default.

As of March 31, 2007, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expenses, with respect to the above lease agreements, amounted to ~~W~~l,339 million for the three-month period ended March 31, 2007. Future lease payments under the above lease agreements are as follows:

(in millions of Korean won)
Year	Amount
2007	~~W~~	3,518
2008		3,273
2009		1,617

	~~W~~	8,408

See Report of Independent Accountants

20

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
As of March 31, 2007, the Company acquired a ro-ro ship for the exclusive use of carrying plates under finance lease. The 90% of the fair value of the leased asset amounted to ~~W~~l1,466 million and is payable over 12 years.

As of March 31, 2007, the Company is a defendant in 14 cases involving domestic claims. The aggregated amounts of domestic claims with the Company as the defendant amounted to approximately ~~W~~2,405 million. The Company believes that although the outcome of these cases is uncertain, they would not result in a material loss for the Company.

16.	Capital Surplus

Capital surplus as of March 31, 2007 and December 31, 2006, consists of the following:

(in millions of Korean won)	2007		2006
Revaluation surplus	~~W~~	3,172,776	~~W~~	3,172,776
Additional paid-in capital		463,825		463,825
Other capital surplus[1]		297,987		297,986

	~~W~~	3,934,588	~~W~~	3,934,587

[1]	Other capital surplus consists of gain on sale of treasury stock and others.
17.	Retained Earnings

Retained earnings as of March 31, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006
Appropriated
Legal reserve	~~W~~	241,202	~~W~~	241,202
Reserve for research and human resource development		1,445,000		1,383,333
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		14,757,500		12,357,500
Appropriated retained earnings for dividends		755,568		569,232

		18,117,570		15,469,567
Unappropriated		1,143,071		3,274,327

	~~W~~	19,260,641	~~W~~	18,743,894

18.	Capital Adjustment

Capital adjustment as of March 31, 2007 and December 31, 2006, mainly represents:

(in millions of Korean won)	2007		2006
Treasury stock	~~W~~	(2,437,356)	~~W~~	(1,670,690)

See Report of Independent Accountants

21

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
19.	Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of March 31, 2007 and December 31, 2006, consists of the following:

(in millions of Korean won)	2007		2006
Valuation gain on investment securities	~~W~~	769,738	~~W~~	561,819
Valuation loss on investment securities		(345,782)		(255,155)
Capital changes under equity method		171,304		123,275
Negative capital changes under equity method		(126,436)		(128,475)

	~~W~~	468,824	~~W~~	301,464

20.	Stock Appreciation Rights

The Company granted stock appreciation rights to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	lst Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant
Before the modifications[1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications[1]
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	389,004 shares	32,741 shares	4,931 shares	74,951 shares	7,460 shares	—
Number of shares outstanding	45,163 shares	23,155 shares	15,564 shares	60,946 shares	206,768 shares	90,000 shares
Exercise period	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005	July 24, 2006	April 29, 2007
	July 23, 2008	April 27, 2009	-Sept. 18, 2009	-April 26, 2010	-July 23, 2011	-April 28, 2012

[1]	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors dated April 26, 2003, October 17, 2003 and October 22, 2004.
The compensation costs for stock appreciation rights granted to employees and executives for the three-month period ended March 31, 2007, as well as for the future periods are as follows:

(in millions of Korean won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total
Prior periods	~~W~~	46,960	~~W~~	6,819	~~W~~	3,269	~~W~~	19,791	~~W~~	35,160	~~W~~	8,604	~~W~~	120,603
Current period		3,741		1,669		1,122		4,396		15,070		7,416		33,414
Future periods		—		—		—		—		—		615		615

	~~W~~	50,701	~~W~~	8,488	~~W~~	4,391	~~W~~	24,187	~~W~~	50,230	~~W~~	16,635	~~W~~	154,632

See Report of Independent Accountants

22

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
21.	Cost of Goods Sold

Cost of goods sold for the three-month periods ended March 31, 2007 and 2006, consists of the following:

(in millions of Korean won)	2007		2006
Finished goods, semi-finished goods and by-products, beginning of the period	~~W~~	1,184,913	~~W~~	1,174,267
Total manufacturing costs		4,191,085		3,443,074
Transfer from other accounts		33,948		58,613
Finished goods, semi-finished goods and by-products, end of the period		(1,140,553)		(1,070,518)
Refunded customs duties		(6,380)		(7,343)

Cost of goods sold for finished goods, semi-finished goods and by-products		4,263,013		3,598,093
Others		7,141		6,677

	~~W~~	4,270,154	~~W~~	3,604,770

22.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007		2006
Selling expenses	~~W~~	141,235	~~W~~	122,573
Fees and charges		28,312		26,729
Salaries and wages		20,709		18,728
Advertising		20,353		20,899
Research and development		13,832		8,683
Depreciation (Notes 8 and 26)		7,908		6,977
Rent		5,706		7,265
Welfare		16,799		14,751
Provision for severance benefits		7,684		4,891
Supplies		2,665		2,161
Travel		2,868		2,511
Training		3,203		3,263
Repairs		2,121		1,820
Communications		1,558		1,541
Vehicle expenses		1,273		1,098
Taxes and public dues		973		771
Entertainment		772		655
Subscriptions and printing		618		423
Utilities		299		324
Insurance		1,020		631
Stock compensation expense (Note 20)		33,414		16,382
Others		4,880		5,943

	~~W~~	318,202	~~W~~	269,019

See Report of Independent Accountants

23

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
23.	Income Taxes

The statutory income tax rate applicable to the Company, including resident tax surcharges, is 27.5%.

Income tax expense for the three-month periods ended March 31, 2007 and 2006, consists of the following:

(in millions of Korean won)	2007		2006
Current income taxes	~~W~~	313,263	~~W~~	186,797
Deferred income taxes		40,426		10,073
Items charged directly to shareholders’ equity		(57,596)		(23,495)

	~~W~~	296,093	~~W~~	173,375

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the three-month periods ended March 31, 2007 and 2006:

(in millions of Korean won)	2007		2006
Net income before income tax expense	~~W~~	1,278,398	~~W~~	886,625
Statutory tax rate (%)		16.5/27.5		16.5/27.5

Income tax expense computed at statutory rate		351,548		243,812
Tax credit		(33,616)		(57,355)
Others, net		(21,839)		(13,082)

Income tax expense	~~W~~	296,093	~~W~~	173,375

Effective rate (%)		23.16		19.55

See Report of Independent Accountants

24

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
Components of deferred income taxes as of March 31, 2007 and December 31, 2006, are as follows:

			Increase
(in millions of Korean won)	December 31, 2006[1]		(Decrease)		March 31, 2007
Reserve for special repairs	~~W~~	(110,931)	~~W~~	1,302	~~W~~	(109,629)
Allowance for doubtful accounts		1,472		839		2,310
Reserve for technology developments		(397,375)		25,667		(371,708)
Dividend income from related companies		83,644		13,216		96,860
Depreciation expense		(637)		(9,926)		(10,562)
Gain on valuation of equity method investments		(168,249)		(8,459)		(176,708)
Prepaid expenses		11,554		6,186		17,741
Impairment loss on property, plant and equipment		129,264		—		129,264
Others		113,890		11,601		125,492

		(337,368)		40,426		(296,940)

Capital changes under equity method		(29,460)		(13,106)		(42,566)
Gain on valuation of investment securities		(213,104)		(78,866)		(291,969)
Loss on valuation of investment securities		96,783		34,376		131,159

	~~W~~	(483,149)	~~W~~	(17,170)	~~W~~	(500,316)

[1]	The income tax effect of temporary differences and the deferred income tax assets(liabilities) as of December 31, 2006, reflected the effect of tax assessment for the year ended December 31, 2006.
In relation to the valuation on equity method, among temporary differences, if the Company is unlikely to dispose of investees’ shares or receive dividend within five years, the income tax effect is not recognized since it is more likely that the deferred tax asset will not be realized.
The entire income tax for the three-month periods ended March 31, 2007 and 2006, is attributed to ordinary income due to the absence of extraordinary income or loss.
The financial statements as of December 31, 2006, reflect the early adoption of the Korea Accounting Institute’s opinion on the Korean accounting statement implementation 06-2 ‘Accounting treatment for taxable temporary differences associated with investments in subsidiaries, associates, and interest in joint ventures’. The financial statements for the three-month period ended March 31, 2006, have been restated to reflect the changes in accordance with SKFAS No. 1.
See Report of Independent Accountants

25

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
The adjustments to reflect the change in accounting policy for the three-month period ended March 31, 2006, are as follows:

(in millions of Korean won)	2006
	Before adjustment		Adjustments		After Adjustment
Income tax expense	~~W~~	205,194	~~W~~	(31,819)	~~W~~	173,375
Net income		681,431		31,819		713,250
24. Earnings Per Share
Basic earnings and basic ordinary income per share are computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

For the three-month
period ended
Period	March 31, 2007
Weighted-average number of common shares issued[1]	87,186,835
Weighted-average number of treasury shares[2]	10,194,722
Weighted-average number of common shares outstanding	76,992,113

[1]	No change for the three-month period ended March 31, 2007.

[2]	Frequent changes due to acquisition of treasury shares for the three-month period ended March 31, 2007.
Earnings per share is calculated as follows:

	For the three-month		For the three-month
	period ended		period ended		For the year ended
(in millions of Korean won, except per share amounts)	March 31, 2007		March 31, 2006[1]		December 31, 2006
Net ordinary income	~~W~~	982,305	~~W~~	713,250	~~W~~	3,206,605
Weighted-average number of common shares outstanding		76,992,113		80,090,770		78,694,181

Earnings per share	~~W~~	12,759	~~W~~	8,906	~~W~~	40,748

[1]	The financial statements as of and for the period ended March 31, 2006, have been restated to reflect the changes to conform with Korea Accounting Institute’s opinion on the Korean accounting statement implementation 06-2.
See Report of Independent Accountants

26

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
Diluted earnings per share
Diluted earnings per share for the three-month periods ended March 31, 2007 and 2006, are identical to the basic earnings per share, since there is no dilutive effect of stock appreciation rights for both periods.
25.	Related Party Transactions

As of March 31, 2007, the subsidiaries of the Company are as follows:

Domestic	POSCO E & C (POSEC), Posted Co., Ltd., POSCON Co., Ltd., Pohang Coated Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co.,Ltd., POS-AC Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Co., Ltd., POSCO Refractories & Environment (POSREC)., POSCO Terminal Co., Ltd., Posmate Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., Korea Energy Investment Limited, Metapolis Co., Ltd.

Foreign	POSCO America Corp., POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., DALIAN POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd., POSMETAL Co., Ltd., Shanghai Real Estate Development Co., Ltd., IBC Corp., POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO Thailand Co.,Ltd., Zhangjiagang POSHA Steel Port Co., Ltd., POSCO Investment Co., Ltd., Quindao Pohang Stainless Steel Co., Ltd., POSCO (SUZHOU) Automotive Processing Center Co., Ltd., POS-Qingdao Coil Center Co., Ltd., POSCO-China Holding Corp., POS-ORE Pty. Ltd., POSCO Japan Co., Ltd., POSEC-Hawaii Inc., POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd., POS-GC Pty. Ltd., POS-CD Pty. Ltd., POSCO-India Private Ltd., POS-IPC, POS-MPC, POS-NPC, POS-FPC, Zhangjiagang Pohang Port Co.,Ltd., POSCO- Vietnam Co.,Ltd., POSMMIT Steel Centre SDN BHD(POSMMIT), POSCO-Samsung Delhi Processing Center Co., Ltd., Myanmar-POSCO Steel Co., Ltd., POS-OPC Co., Ltd., POS-NP Pty. Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-Mexico Co., Ltd.
See Report of Independent Accountants

27

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
Significant transactions, which occurred in the ordinary course of business, with related parties for the three-month periods ended March 31, 2007 and 2006, and the related account balances as of March 31, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Sales and others [1]				Purchases and others [1]				Receivables [2]				Payables [2]
	2007		2006		2007		2006		2007.3.31.		2006.12.31		2007.3.31.		2006.12.31
Subsidiaries
POSCO E&C	~~W~~	4,596	~~W~~	525	~~W~~	206,055	~~W~~	570,569	~~W~~	13,858	~~W~~	7,933	~~W~~	55,730	~~W~~	77,678
Posteel Co., Ltd.		277,693		222,394		48,559		16,513		72,923		69,539		11,726		3,198
POSCON Co., Ltd.		45		72		48,733		71,951		1		1		12,096		18,016
Pohang Coated Steel Co., Ltd.		85,826		66,579		256		188		35,466		41,029		87		94
POSCO Machinery & Engineering Co., Ltd.		70		9		26,506		31,027		4		4		7,296		13,211
POSDATA Co., Ltd.		1,129		521		39,045		40,933		1		1		26,337		26,639
POSCO Research Institute		—		—		3,407		6,050		—		—		363		3,766
Seung Kwang Co., Ltd.		—		—		—		3		—		2,034		—		—
POS-AC Co., Ltd.		317		181		5,431		9.649		—		—		2,254		1,177
POSCO Specialty Steel Co., Ltd.		1,622		527		36,378		9,541		1,279		—		6,788		3,103
POSCO Machinery Co., Ltd.		1,086		1,321		31,431		17,686		5		30		l2,294		11,203
Pohang Steel America Corporation (POSAM)		32,554		27,042		—		80		739		401		—		—
POSCO Australia Pty. Ltd. (POSA)		4,470		2,558		—		2,235		1,347		—		—		—
POSCO Canada Ltd. (POSCAN)		—		—		8,283		19,504		—		13		4,585		14,166
POSCO Asia Co., Ltd. (POA)		129,966		94,712		30,571		25,747		21,219		20,827		740		1,277
Zhangjiagang Pohang Stainless Steel Co., Ltd.		578		143,685		—		—		—		6		—		—
POS-THAI Service Steel Co., Ltd.		—		52		—		—		—		—		—		—
POSTECH Venture Capital Co., Ltd.		40		19		—		—		—		—		199		—
POSCO Refractories &. Environment (POSREC)		58		49		51,725		55,379		18		9		22,983		23,742
POSCO Terminal Co., Ltd.		3,217		2,574		93		65		1,218		1,394		46		34
Qingdao Pohang Stainless Steel Co., Ltd.		15,246		56,900		—		—		—		4,305		—		—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd.		—		—		—		—		—		—		—		—
POSCO QINHDAO Coil Center		1,633		954		—		—		647		1,702		—		—
POSCO-Japan Co, Ltd.		235,868		93,663		19,947		15,730		24,005		20,685		73		5,428
Posmate Co., Ltd.		599		276		8,448		7,767		—		—		3,970		4,703
Samjung Packing & Aluminum Co., Ltd.		4,540		3,312		54,892		60,287		1,117		1,019		20,342		18,659
POSCO-China Holding Corp.		—		—		117		—		—		—		—		—
POS-IPC		15,744		—		—		—		9,326		1,010		—		—
Equity method Investees
KOBRASCO		—		—		31,388		37,640		—		—		9,932		9,737
POSCHROME		—		—		3,558		8,161		—		—		—		—
eNtoB Corporation		—		—		43,854		33,637		—		—		2,530		1,917
POSVINA		529		495		—		—		—		—		—		—
Posmmit Steel Centre SDN BHD (POS-MMIT)		319		1,500		—		—		—		—		—		—
SNNC Co., Ltd		25		—		—		—		—		—		—		—
Significantly influenced entity USS - POSCO Industries (UPJ)		55,531		115,287		—		—		—		—		—		—
Guangdong Xingpu Steel Center Co., Ltd.		1,961		1,745		—		—		—		2,337		—		—

	~~W~~	875,262	~~W~~	837,052	~~W~~	698,677	~~W~~	1,040,342	~~W~~	183,173	~~W~~	174,279	~~W~~	200,371	~~W~~	237,748

See Report of Independent Accountants

28

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)

[1]	Sales and others include sale, non-operating and others; purchases and others include purchase, overhead expense and others.

[2]	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.
For the three-month periods ended March 31, 2007 and 2006, details on compensation for key management officers are as follows:

(in millions of Korean won)	2007		2006
Salaries	~~W~~	2,240	~~W~~	1,913
Severance benefits		3,888		3,246
Management achievement awards		33,414		16,382
Stock compensation expense		3,717		1,747

Total	~~W~~	43,259	~~W~~	23,288

Key management officers include directors (including non-standing directors) and internal audit officer who have significant influence and responsibilities in the Company’s business and operations.
26. Regional Information
The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of March 31, 2007, follows:

	Pohang Mill	Gwangyang Mill
Major Products
Hot roll	HR coil	HR coil
Cold roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil, CR coil and others	—
Semi-finished goods	Slab, Bloom	Slab

Major Facilities
Furnaces	1-4 furnaces, F furnace, 1~2 Finex	1-5 furnaces
Steel manufacturing	1-2 steel manufacturing	1-2 steel manufacturing,
Continous Casting	1-3 Continous Casting	1-2 Continous Casting
Hot roll	1-2 HR	1-3 HR
Cold roll, Plating	1-2 CR, ETL, EGL	1-4 CR, 1-6 CGL, PGL, 1-2 EGL
Others	HR, Steel plate, STS and others	Mini mill, POL, TWB, Hydro Forming

Number of employees	7,062	6,365
See Report of Independent Accountants

29

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
Regional financial status as of March 31, 2007 and December 31, 2006, and operating results for the three-month periods ended March 31, 2007 and 2006, are as follows:

2007	Pohang		Gwangyang		Others		Total
Sales[1]
Domestic	~~W~~	2,496,260	~~W~~	1,390,446	~~W~~	18,818	~~W~~	3,905,524
Export		952,770		842,711		—		1,795,481

Total	~~W~~	3,449,030	~~W~~	2,233,157	~~W~~	18,818	~~W~~	5,701,005

Property, plant and equipment[2]	~~W~~	7,741,986	~~W~~	4,872,675	~~W~~	—	~~W~~	12,614,661
Intangible assets[2]		134,428		80,807		—		215,235

Total	~~W~~	7,876,414	~~W~~	4,953,482	~~W~~	—	~~W~~	12,829,896

Depreciation and amortization[3]	~~W~~	213,268	~~W~~	174,968	~~W~~	—	~~W~~	388,236

(in millions of Korean won)

2006	Pohang		Gwangyang		Others		Total
Sales[1]
Domestic	~~W~~	1,913,011	~~W~~	1,286,888	~~W~~	15,909	~~W~~	3,215,808
Export		582,498		865,426		—		1,447,924

Total	~~W~~	2,495,509	~~W~~	2,152,314	~~W~~	15,909	~~W~~	4,663,732

Property, plant and equipment[2]	~~W~~	7,601,590	~~W~~	4,864,526	~~W~~	—	~~W~~	12,466,116
Intangible assets[2]		143,265		86,153		—		229,418

Total	~~W~~	7,744,855	~~W~~	4,950,679	~~W~~	—	~~W~~	12,695,534

Depreciation and amortization[3]	~~W~~	171,693	~~W~~	183,440	~~W~~	—	~~W~~	355,133

[1]	No inter-plant transactions between the two plants.

[2]	Presented at book value.

[3]	Includes depreciation expense for idle assets.
See Report of Independent Accountants

30

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2007 and 2006, and December 31, 2006
(Unaudited)
27. Comprehensive Income
     For the three-month periods ended March 31, 2007 and 2006, comprehensive income consists of:

(in millions of Korean won)	2007			2006 [1]
Net income for the period		~~W~~	982,305		~~W~~	713,250
Other Comprehensive Income			167,360			34,834
Valuation Gains/Losses on Available-for-Sale Securities [2]	117,291			71,938
Capital Change Under Equity Method [3]	50,069			(37,104)

Comprehensive Income		~~W~~	1,149,665		~~W~~	748,084

[1]	The financial statements for the period ended March 31, 2006, have been restated to reflect the changes to conform with Korea Accounting Institute’s opinion on the Korean accounting statement implementation 06-2.

[2]	The tax effects on valuation gains or losses on available-for-sale securities for the three-month periods ended March 31, 2007 and 2006, were 44,490 and 27,287, respectively.

[3]	The tax effects on capital change under equity method for the three-month periods ended March 31, 2007 and 2006 were 13,106 and (3,792), respectively.
28. Reclassification of Prior Period Financial Statements
Certain amounts in the March 31, 2006 and December 31, 2006 financial statements have been reclassified to conform to the March 31, 2007 financial statement presentation in accordance with SKFAS No. 21. These reclassifications have no effect on previously reported net income or shareholders’ equity.
See Report of Independent Accountants

31